Exhibit 2.1

Execution Version

MASTER TRANSACTION AGREEMENT

between

CARLISLE COMPANIES INCORPORATED

and

CTP TRANSPORTATION PRODUCTS, LLC

dated as of

October 20, 2013

i

ii

INDEX TO EXHIBITS

Exhibit A	—	Closing Estimate and Funds Flow Statement
Exhibit B	—	Net Working Capital Guidelines
Exhibit C	—	Trademark License Agreement
Exhibit D	—	Transition Services Agreement
Exhibit E	—	CTP APA
Exhibit F	—	Carlisle Canada APA
Exhibit G	—	BV SPA
Exhibit H	—	Meizhou EPA
Exhibit I	—	Hong Kong APA

iii

MASTER TRANSACTION AGREEMENT

This Master Transaction Agreement (this “Agreement”), dated as of October 20, 2013, is entered into between Carlisle Companies Incorporated, a Delaware corporation (the “Company”) and CTP Transportation Products, LLC, a Delaware limited liability company (“Buyer”).

RECITALS

WHEREAS, each of the following entities is a wholly owned direct or indirect Subsidiary of the Company:  (a) Carlisle Transportation Products, Inc., a Delaware corporation (“CTP”); (b) Carlisle Canada, a general partnership organized under the laws of Ontario, Canada (“Carlisle Canada”); (c) Carlisle International BV, a private company with limited liability, incorporated under the laws of the Netherlands (“BV Seller”); (d) Carlisle Tire & Wheel Europe BV, a private company with limited liability, incorporated under the laws of the Netherlands (“Carlisle BV”); (e) Carlisle Asia Pacific Limited, a company incorporated under the laws of Hong Kong S.A.R., the People’s Republic of China (“Meizhou Seller”); and (f) Carlisle (Meizhou) Rubber Products Co., Ltd, a limited liability company duly organized and validly existing under the laws of the People’s Republic of China (“Carlisle Meizhou”); and

WHEREAS, in order to effect the sale of the Transportation Products Business to Buyer, the Company and Buyer wish to complete the following transactions (the “Sale Transactions”), all of which shall be deemed to have occurred simultaneously, each between Buyer (or a direct Subsidiary of Buyer) and the below named Subsidiary of the Company, and each to be documented under separate purchase agreements, whereby Buyer shall purchase:  (a) from CTP, substantially all of the assets of CTP; (b) from Carlisle Canada, certain assets of Carlisle Canada; (c) from BV Seller, all of the issued and outstanding shares of Carlisle BV; and (d) from Meizhou Seller, (i) all of the issued and outstanding equity interests of Carlisle Meizhou and (ii) certain assets of Meizhou Seller, in each case, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“Acquired Subsidiaries” means Carlisle BV and Carlisle Meizhou.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Ancillary Agreements” means the Transition Services Agreement and the Trademark License Agreement.

“Antitrust Authorities” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Authority having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Asset Selling Subsidiaries” means CTP, Carlisle Canada and Meizhou Seller.

“Assumed Contracts” means the Assigned Contracts with respect to and as defined under each of the CTP APA, the Carlisle Canada APA and the Hong Kong APA and any Contracts to which an Acquired Subsidiary is party (or with respect to which it has any rights or obligations).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York City or Charlotte, North Carolina are authorized or required by Law to be closed for business.

“Buyer” shall have the meaning set forth in the Preamble and, as used herein with respect to any Sub-Agreement or Ancillary Agreement, shall be deemed to refer to Buyer and the Affiliate of Buyer that is a party to such Sub-Agreement or Ancillary Agreement, such that all obligations of Buyer hereunder are applicable in their entirety to any Affiliate of Buyer that is a party to such Sub-Agreement or Ancillary Agreement with respect thereto.

“Closing Cash” means the sum of all cash and the fair market value of all cash equivalents of any kind (excluding cash or cash equivalents that are “restricted cash” under GAAP) in accordance with GAAP applied on a basis consistent with the accounting methods, policies and practices used in preparation of the Balance Sheet (including bank account balances and money market accounts, net of outstanding checks issued by any TP Subsidiary) (in each case, expressed in U.S. dollars) of the Acquired Subsidiaries as of the Closing Date (but before giving effect to the consummation of the transactions contemplated by this Agreement); provided that any such amounts in excess of an aggregate amount of $3,000,000 shall not be included for purposes of calculating Closing Cash.

“Closing Estimate and Funds Flow Statement” means the Closing Estimate and Funds Flow Statement prepared in accordance with Section 2.03, in substantially the form of Exhibit A hereto.

“Closing Indebtedness” means the amount of aggregate Indebtedness of the Acquired Subsidiaries plus only the amount of Indebtedness of the Asset Selling Subsidiaries that is included in the “Assumed Liabilities” under the CTP APA, the Carlisle Canada APA or the Hong Kong APA, in each case, that is funded and outstanding as of the Closing plus the amount of any banker’s acceptances or letters of credit that are in excess of $500,000.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Group” means the Company, CTP, Carlisle Canada, BV Seller, Meizhou Seller and the Acquired Subsidiaries.

“Company Group Parties” means the members of the Company Group that are a party to this Agreement or any Sub-Agreement.

“Company Group Names” means all registered or unregistered trademarks, service marks, trade dress, logos, business names, trade names, assumed names, Internet domain names, URLs, internet keywords, social media accounts, and other social networking or online identifiers that contain, or consist solely of, the term “CARLISLE”.

“Company Transaction Expenses” means all fees, expenses and payments of or by the Company Group incurred or to be incurred (prior to and through the Closing Date or payable as a result of the Closing) in connection with the negotiation, preparation and execution of this Agreement, the Sub-Agreements, the consummation of the transactions contemplated hereby and thereby and the Closing, to the extent such amounts are paid or payable by Buyer, including (a) fees and disbursements of attorneys, investment bankers, accountants and other advisors and service providers, payable by the Company Group (prior to and through the Closing or payable as a result of the Closing) pursuant to Section 9.01 and which have not been paid as of the Closing Date; (b) success, retention or change of control bonus or similar payments or severance payments (excluding severance payments that become payable only if Buyer terminates an employee after the Closing, but including the divestiture incentive payments under the terms of the CTP Executive Incentive Agreement (as defined in the CTP APA) which shall be paid by Buyer pursuant to the CTP APA) payable as a result of the consummation of the transactions contemplated hereby and the Sub-Agreements and the Closing (including the employer’s portion of any Taxes associated with such payments); and (c) the Tax described in Section 5.08(b)(ii) of the Meizhou EPA (which Taxes are specifically agreed between the parties not to be Transfer Taxes).  Without limiting the foregoing, all investment banking fees, commissions and expenses payable or reimbursable to the Company Investment Banker shall be deemed to be Company Transaction Expenses.  For the avoidance of doubt, in no event shall any advisory fees, transaction fees or other amounts payable by the Company Group after the Closing Date to or on behalf of Buyer or any Affiliate of Buyer in connection with the consummation of the transactions contemplated hereby or by any of the Sub-Agreements be included in Company Transaction Expenses.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of July 25, 2012, between AIP, LLC and the Company.

“Contract” means any legally binding written or oral contracts, leases, mortgages, licenses, instruments, notes, commitments, undertakings, indentures and other agreements.

“Data Room” means the electronic documentation site established and maintained by Merrill Corporation on behalf of the Company.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment, adverse claim, right of first refusal, restriction or other similar encumbrance.

“Environmental Representations” means the representations and warranties set forth in Section 3.11 (Environmental Matters) of the CTP APA, Section 3.11 (Environmental Matters) of the Carlisle Canada APA, Section 3.13 (Environmental Matters) of the BV SPA and Section 3.13 (Environmental Matters) of the Meizhou EPA.

“Estimated Aggregate Purchase Price” means (a) the Enterprise Value, (b) plus the amount of Estimated Closing Cash, (c) minus the amount of the Estimated Closing Indebtedness, (d) minus the amount of the Estimated Company Transaction Expenses, (e) plus or minus the Estimated Net Working Capital Adjustment.

“Estimated Net Working Capital Adjustment” means the amount by which either (a) the Estimated Net Working Capital exceeds the Target Net Working Capital or (b) the Estimated Net Working Capital is less than the Target Net Working Capital (which amount, if the Estimated Net Working Capital exceeds the Target Net Working Capital, shall be a positive number or, if the Estimated Net Working Capital is less than the Target Net Working Capital, shall be a negative number).

“Excluded Assets” means the Excluded Assets with respect to and as defined under each of the CTP APA, the Carlisle Canada APA and the Hong Kong APA.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, state, local, provincial or foreign government or political subdivision, regulatory body or legislative body thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that such organization or authority enforces or promulgates rules, regulations or orders that have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, settlement or award entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means (without duplication) (a) indebtedness for borrowed money, including all obligations of such Person evidenced by any note, bond,

debenture, mortgage or other debt instrument or debt security; (b) any liability of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property) or with respect to the deferred purchase price of goods or services, including any earn-out obligations; (c) all liabilities of such Person secured by a purchase money mortgage or other Encumbrance to secure all or part of the purchase price of the property subject to such lien; (d) all obligations under leases which are required to be recorded in accordance with GAAP as capital leases in respect of which such Person is liable as lessee; (e) any liability of such Person in respect of banker’s acceptances or letters of credit (but only to the extent drawn) as provided for in Section 1.1(a) of the Disclosure Schedule as of the date of this Agreement or as incurred after such date in the Ordinary Course of Business; provided that Buyer shall have the right to approve any new banker’s acceptances or letters of credit incurred after the date of this Agreement to the extent the aggregate amount of such new banker’s acceptances or letters of credit exceeds $500,000; (f) any liability of such Person under any interest rate swap, hedging, off balance sheet financing or factoring agreement or arrangement; (g) all interest, fees, prepayment premiums and other expenses owed with respect to the obligations referred to in above clauses (a) through (f); and (h) all liabilities referred to in above clauses (a) through (f) which are directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss; provided that Indebtedness with respect to the TP Subsidiaries shall not include (x) accounts payable to trade creditors and accrued expenses arising in the Ordinary Course of Business to the extent accrued in Net Working Capital and/or (y) Indebtedness owing solely from an Acquired Subsidiary to the another Acquired Subsidiary.

“Knowledge of the Company” or “Company’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of those persons listed on Section 1.1(b) of the Disclosure Schedule after reasonable inquiry.

“Law” means any statute, law (including common law), ordinance, regulation, rule, code, Governmental Order, constitution, treaty or other requirement or rule of law of any Governmental Authority.

“Losses” means losses, damages, liabilities, claims, payments, obligations, actions, suits, proceedings, settlements, costs, expenses, fines and penalties, including reasonable attorneys’ fees and, subject to written prior approval of the Indemnifying Party (not to be unreasonably withheld), reasonable out-of-pocket advisory and investigation fees and reasonable out-of-pocket costs of cooperating in defense of any Third Party Claim.

“Material Adverse Effect” means any event, occurrence, condition or change that would reasonably be expected to be materially adverse, individually or in the aggregate, to (a) the business, results of operations, financial condition, assets or liabilities of the Transportation Products Business, taken as a whole, or (b) the ability of the Company Group Parties to consummate the transactions contemplated hereby and under the Sub-Agreements; provided, however, that none of the following shall, in each case, be deemed to constitute a “Material Adverse Effect” or shall be considered in determining whether a “Material Adverse Effect” has occurred:  (i) changes in general economic or political conditions or the financing or capital markets in general (so long as the Transportation Products Business, taken as a whole, is not adversely affected thereby in a materially disproportionate manner as compared to participants in the same industry); (ii) changes in Laws, Governmental Orders or interpretations thereof by any Governmental Authority or changes in accounting requirements or principles applicable to the Transportation Products Business (so long as the Transportation Products Business, taken as a whole, is not adversely affected thereby in a materially disproportionate manner as compared to participants in the same industry); (iii) changes affecting generally the industries or markets in which the TP Subsidiaries conduct their businesses (so long as the Transportation Products Business, taken as a whole, is not adversely affected thereby in a materially disproportionate manner as compared to participants in the same industry); (iv) the consummation of the transactions contemplated hereby or any actions by Buyer or any member of the Company Group Parties taken pursuant to Buyer’s consent or any action not taken because Buyer fails to give its consent in accordance with Section 5.01; (v) any natural disaster or any acts of terrorism, military action or war (whether or not declared) (so long as the Transportation Products Business, taken as a whole, is not adversely affected thereby in a materially disproportionate manner as compared to participants in the same industry); (vi) the failure of the Transportation Products Business to meet projections of earnings, revenues or other financial measures (it being understood that, in the case of this clause (vi), the events, occurrences, conditions or changes giving rise to any such failure may be taken into account in determining whether there has been a Material Adverse Effect); or (vii) with respect to determining whether the condition set forth in Section 6.02(h) has been satisfied, any adverse change in or effect on the Transportation Products Business that is cured by the Company or applicable TP Subsidiary before the Closing Date.

“Net Working Capital” means the excess of the consolidated current assets (excluding the Closing Cash) of the Transportation Products Business over the consolidated current liabilities (excluding (a) any liabilities of the TP Subsidiaries which are included in the Closing Indebtedness and (b) the Company Transaction Expenses) of the Transportation Products Business, as of the Closing, calculated in accordance with the calculation guidelines set forth on Exhibit B hereto.

“Net Working Capital Adjustment” means the amount by which either (a) the Net Working Capital exceeds the Target Net Working Capital or (b) the Net Working Capital is less than the Target Net Working Capital (which amount, if the Net Working Capital exceeds the Target Net Working Capital, shall be a positive number or, if the Net Working Capital is less than the Target Net Working Capital, shall be a negative number).

“Ordinary Course of Business” means the ordinary course of business consistent with the past custom and practice of the Transportation Products Business as conducted by the TP Subsidiaries.

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation, (b) the certificate of formation or articles of organization and the operating agreement of a limited liability company, (c) the partnership agreement and any statement of partnership of a general partnership, (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (e) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, and (f) any amendment to or modification, waiver or restatement of any of the foregoing.

“Permits” means all permits, licenses, franchises, approvals, waivers, consents and authorizations obtained from or granted by Governmental Authorities.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Real Property” means the real property owned, leased or subleased by any TP Subsidiary, together with all buildings, structures, improvements and facilities located thereon.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Solvent” means, with respect to each of Buyer, Carlisle BV and Carlisle Meizhou, that (a) the present fair saleable value of its property exceeds the amount that will be required to pay its probable liability on existing debts as they become absolute and matured, (b) it does not have unreasonably small capital to carry on its business, and (c) it does not intend or believe it will incur debts beyond its ability to pay as such debts mature.  For the purposes of this definition, when computing the amount of contingent or unliquidated liabilities at any time, such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that would reasonably be expected to become actual or matured liabilities.

“Specified Representations” means the Environmental Representations and the representations and warranties set forth in Section 3.12 (Employee Benefit Matters) of the CTP APA, Section 3.12 (Employee Benefit Matters) of the Carlisle Canada APA, Section 3.14 (Employee Benefit Matters) of the BV SPA and Section 3.14 (Employee Benefit Matters) of the Meizhou EPA.

“Sponsor” means American Industrial Partners Capital Fund V, L.P., a Delaware limited partnership.

“Sub-Agreements” means the CTP APA, the Carlisle Canada APA, the BV SPA, the Meizhou EPA and the Hong Kong APA.

“Subsidiary” with respect to any Person, means (a) any corporation more than 50% of whose stock of any class or classes, including a class having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency), is owned by such Person directly or indirectly through one or more subsidiaries of such Person; and (b) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a 50% equity interest.

“Target Net Working Capital” means $205,000,000.

“Tax” means (a) all federal, state, local, provincial, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, escheat, unclaimed property or customs duties or taxes (including but not limited to corporate income tax, dividend withholding tax, wage tax, value added tax (VAT), business tax, social security contributions and premiums, employee housing fund, employee social security contributions, excise duties, capital tax and other legal transaction taxes, real property tax, municipal tax or preliminary tax) or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, whether disputed or not; and (b) any liability for the payment of any amount of the type described under (a) as a result of being a member of an affiliated, combined, consolidated or unitary group or pursuant to a Contract.

“Tax Representations” means the representations and warranties set forth in Section 3.14 (Taxes) of the CTP APA, Section 3.14 (Taxes) of the Carlisle Canada APA, Section 3.16 (Taxes) of the BV SPA and Section 3.16 (Taxes) of the Meizhou EPA.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxable Period” means any taxable year or any other period that is treated as a taxable year (or other period, or portion thereof, in the case of a Tax imposed with respect to such other period, e.g., a quarter) with respect to which any Tax may be imposed under any applicable Law.

“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.

“TP Subsidiaries” means the Asset Selling Subsidiaries and the Acquired Subsidiaries.

“Trademark License Agreement” means that certain Trademark License Agreement to be entered into and delivered by the Company, Carlisle Intangible Company, a Delaware corporation, and Buyer, which shall be substantially in the form attached as Exhibit C hereto.

“Transaction Agreements” means this Agreement, the Sub-Agreements and the Ancillary Agreements, and the agreements, certificates and documents that are an exhibit thereto or contemplated to be entered into pursuant to the terms thereof.

“Transferred Assets” means the CTP Assets, the Canada Assets, the Hong Kong Assets and any assets (whether tangible, intangible, real, personal or contractual) owned, licensed or held by the Acquired Subsidiaries.

“Transportation Products Business” means the worldwide business of the Company and its Affiliates conducted via the TP Subsidiaries of manufacturing, distributing and selling specialty tires and wheels, styled wheels, assemblies and industrial power transmission belts and related components, including for trailers and the lawn and garden, power sports, agriculture and construction industries.

“Transition Services Agreement” means that certain Transition Services Agreement to be entered into and delivered by the Company and Buyer, which shall be substantially in the form attached as Exhibit D hereto.

In addition to the terms defined in this Article I, the following terms shall have the respective meanings assigned thereto in the Sections indicated below:

Term	Section
Adjustments	Section 2.02(a)
Aggregate Purchase Price	Section 2.02(a)
Agreement	Preamble
Allocated Price	Section 2.02(b)
Alternative Financing	Section 5.13(a)
Annual Financial Statements	Section 3.03(a)
Balance Sheet	Section 3.03(a)
Balance Sheet Date	Section 3.03(a)
Basket	Section 7.04(a)
Buyer	Preamble
Buyer Fundamental Representations	Section 7.03(b)
Buyer Indemnitees	Section 7.02
Buyer’s Proposed Calculations	Section 2.05(a)
BV Seller	Recitals
BV Shares	Section 2.01(c)
BV SPA	Section 2.01(c)
Canada Assets	Section 2.01(b)
Carlisle BV	Recitals
Carlisle Canada	Recitals
Carlisle Canada APA	Section 2.01(b)
Carlisle Meizhou	Recitals
CIT Fiscal Unity	Section 5.07(h)
Closing	Section 2.04(a)
Closing Date	Section 2.04(a)
Closing Payment	Section 2.04(b)(i)
Closing Statement	Section 2.05(a)
Commitment Letters	Section 4.05
Company	Preamble
Company Group Fundamental Representations	Section 7.02(b)
Company Indemnitees	Section 7.03
Company Investment Banker	Section 3.07
Company’s Proposed Calculations	Section 2.05(c)
CTP	Recitals
CTP APA	Section 2.01(a)
CTP Assets	Section 2.01(a)
Debt Commitment Letter	Section 4.05
Debt Financing	Section 4.05
Deficiency	Section 2.05(g)
Disclosure Schedule	Article III

Direct Claim	Section 7.05(c)
Disputed Amounts	Section 2.05(d)
Enterprise Value	Section 2.02(a)
Equity Commitment Letter	Section 4.05
Equity Financing	Section 4.05
Estimated Closing Cash	Section 2.03
Estimated Closing Indebtedness	Section 2.03
Estimated Company Transaction Expenses	Section 2.03
Estimated Net Working Capital	Section 2.03
Final Aggregate Purchase Price	Section 2.05(f)
Financial Statements	Section 3.03(a)
Financing	Section 5.13(b)
Hong Kong APA	Section 2.01(e)
Hong Kong Assets	Section 2.01(e)
Indemnified Party	Section 7.04
Indemnifying Party	Section 7.04
Independent Accounting Firm	Section 2.05(d)(i)
Interim Balance Sheet	Section 3.03(a)
Interim Balance Sheet Date	Section 3.03(a)
Interim Financial Statements	Section 3.03(a)
Material Customers	Section 3.04
Material Suppliers	Section 3.04
Meizhou EPA	Section 2.01(d)
Meizhou Interests	Section 2.01(d)
Meizhou Seller	Recitals
Non-Compete Period	Section 5.10(a)(i)
Notice of Objection	Section 2.05(c)
Offering	Section 5.13(b)
Outside Date	Section 8.01(b)
Positive Adjustment Amount	Section 2.05(h)
Pre-Closing Tax Contest	Section 5.07(f)
Pre-Closing Tax Period	Section 5.07(b)
Pre-Signing Matters	Section 5.14(a)
Restricted Parties	Section 5.10(a)
Sale Transactions	Recitals
Specified Parties	Section 8.03(b)
Sponsor	Section 8.03(b)
Straddle Period	Section 5.07(d)
Straddle Tax Returns	Section 5.07(b)
SunTrust	Section 4.05
Termination Fee	Section 8.03(a)
Third-Party Claim	Section 7.05(a)
Transfer Taxes	Section 5.07(h)

ARTICLE II
PURCHASE AND SALE

Section 2.01         Purchase and Sale Transactions.  Subject to the terms and conditions set forth herein and in each of the Sub-Agreements, at the Closing and for the consideration specified in Section 2.02, Buyer and the Company agree as follows:

(a)         the Company shall cause CTP to sell to Buyer, and Buyer shall purchase from CTP, pursuant to this Agreement and the Asset Purchase Agreement between CTP and Buyer in the form attached hereto as Exhibit E (the “CTP APA”), the CTP Assets (as defined in the CTP APA), which are substantially all of the assets of CTP as further described in the CTP APA (the “CTP Assets”);

(b)         the Company shall cause Carlisle Canada to sell to Buyer, and Buyer shall purchase from Carlisle Canada, pursuant to this Agreement and the Asset Purchase Agreement between Carlisle Canada and Buyer in the form attached hereto as Exhibit F (the “Carlisle Canada APA”), certain assets of Carlisle Canada as further described in the Carlisle Canada APA (the “Canada Assets”);

(c)          the Company shall cause BV Seller to sell to Buyer, and Buyer shall purchase from BV Seller, pursuant to this Agreement and the Stock Purchase Agreement between BV Seller and Buyer in the form attached hereto as Exhibit G (the “BV SPA”), all of the issued and outstanding shares of Carlisle BV (the “BV Shares”);

(d)         the Company shall cause Meizhou Seller to sell to Buyer, and Buyer shall purchase from Meizhou Seller, pursuant to this Agreement and the Equity Purchase Agreement between Meizhou Seller and Buyer in the form attached hereto as Exhibit H (the “Meizhou EPA”), all of the issued and outstanding equity interests of Carlisle Meizhou (the “Meizhou Interests”); and

(e)          the Company shall cause Meizhou Seller to sell to Buyer, and Buyer shall purchase from Meizhou Seller, pursuant to this Agreement and the Equity Purchase Agreement between Meizhou Seller and Buyer in the form attached hereto as Exhibit I (the “Hong Kong APA”), certain assets of Meizhou Seller as further described in the Hong Kong APA (the “Hong Kong Assets”).

Section 2.02         Aggregate Purchase Price & Allocation.

(a)         The aggregate consideration for the CTP Assets, the Canada Assets, the BV Shares, the Meizhou Interests and the Hong Kong Assets shall be $375,000,000 (the “Enterprise Value”); plus or minus each of the following adjustments, without duplication (collectively, the “Adjustments”):  (i) plus the amount of the Closing Cash, (ii) minus the amount of the Closing Indebtedness, (iii) minus the amount of the Company Transaction Expenses, (iv) plus or minus the Net Working Capital Adjustment, which amount, after all such Adjustments, is collectively referred to herein as the “Aggregate Purchase Price”.

(b)         The Aggregate Purchase Price shall be allocated with respect to each Sale Transaction such that the allocated price (each an “Allocated Price”) for the:

(i)            CTP Assets shall be equal to 62.6% of the Aggregate Purchase Price;

(ii)           Canada Assets shall be equal to 13.0% of the Aggregate Purchase Price;

(iii)          BV Shares shall be equal to 2.0% of the Aggregate Purchase Price;

(iv)          Meizhou Interests shall be equal to 21.0% of the Aggregate Purchase Price; and

(v)           Hong Kong Assets shall be equal to 1.4% of the Aggregate Purchase Price.

The Allocated Price with respect to each Sale Transaction shall be subject to the adjustments pursuant to Section 2.02(a) and Section 7.06 on an individual basis solely to the extent any such adjustment is directly attributable to such Sale Transaction, either directly or on a pro rata basis.  In the event that the Company provides Buyer notice of its desire to modify the Allocated Price following the date hereof as a result of the Company’s view that the value of the Meizhou Interests is different than the value ascribed to the Meizhou Interests in determining the Allocated Price above, the Parties agree to negotiate such modification in good faith.

Section 2.03         Estimated Aggregate Purchase Price.  Buyer and the Company have agreed to the Closing Estimate and Funds Flow Statement set forth on Exhibit A, which reflects (i) good faith estimates of the amounts of the Closing Cash (the “Estimated Closing Cash”), the Closing Indebtedness (the “Estimated Closing Indebtedness”), the Company Transaction Expenses (the “Estimated Company Transaction Expenses”) and the Net Working Capital (the “Estimated Net Working Capital”); (ii) the Estimated Aggregate Purchase Price; and (iii) the wire transfer instructions referenced in Section 2.04(b) below.

Section 2.04         Closing; Transactions to be Effected at the Closing.

(a)         Subject to the terms and conditions set forth in this Agreement and the Sub-Agreements, the consummation of the Sale Transactions contemplated hereby and under the Transaction Agreements shall take place at a closing (the “Closing”) to be held at 9:00 a.m., Minneapolis time, no later than two Business Days after the last of the conditions to Closing set forth in Article VI have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, Minneapolis, Minnesota 55402, or at such other time or on such other date or at such other place as the Company and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).  Notwithstanding the foregoing or anything else herein, Buyer is under no obligation to consummate the Closing until such date as the conditions to availability of the proceeds of the Bridge Facility (as such term is defined in the Debt Commitment Letter) are satisfied and such proceeds are or could be available to Buyer.

(b)         At the Closing, Buyer shall:

(i)            deliver to the Company (for the benefit of the Asset Selling Subsidiaries and BV Seller) the Estimated Aggregate Purchase Price (the “Closing Payment”), by wire transfer of immediately available funds to the account designated by the Company in the Closing Estimate and Funds Flow Statement;

(ii)           pay the Closing Indebtedness, if any, in accordance with the payoff letters that satisfy Section 6.02(g) with respect to such Closing Indebtedness attached by the Company to the Closing Estimate and Funds Flow Statement;

(iii)          pay the Company Transaction Expenses to the appropriate Persons, in the amounts and to the accounts specified in writing by the Company in the Closing Estimate and Funds Flow Statement; and

(iv)          deliver all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 6.03 of this Agreement.

(c)          At the Closing, the Company shall deliver or cause the appropriate member of the Company Group to deliver to Buyer all other agreements, documents, instruments or certificates required to be delivered by any member of the Company Group at or prior to the Closing pursuant to Section 6.02 of this Agreement.

(d)         Upon payment by Buyer of the amounts described in clauses (i) through (iii) of Section 2.04(b) above, Buyer shall be deemed, for all purposes, to have satisfied in full the obligations of Buyer to pay any amount due pursuant to this Agreement (other than any amounts that may be due pursuant to Section 2.05(g) or Article VII, if any) and the Sub-Agreements and Buyer shall have no further obligation to any Person for such payments.

(e)          All items delivered by the Company Group Parties and Buyer at the Closing (including items delivered pursuant to Article VI) will be deemed to have been delivered simultaneously, and no items will be deemed delivered or waived until all have been delivered or waived.

Section 2.05         Post-Closing Adjustments.

(a)         Promptly after the Closing Date, and in any event not later than 60 days following the Closing Date, Buyer shall prepare and deliver to the Company a written statement (the “Closing Statement”) which shall set forth in reasonable detail (i) Buyer’s good faith calculations of the actual amount of the Closing Cash, the actual amount of the Closing Indebtedness, the actual amount of any Company Transaction Expenses not (A) paid by a member of the Company Group prior to the Closing Date or (B) deducted in connection with the calculation of the Estimated Aggregate Purchase Price, and the actual amount of the Net Working Capital; and (ii) Buyer’s calculation of the Aggregate Purchase Price based on the Buyer’s recalculations of the Adjustments contained in the Closing Statement (the “Buyer’s Proposed Calculations”).  The Closing Statement shall quantify in reasonable detail the items constituting the calculations of the Closing Cash, the Closing Indebtedness, the Company Transaction Expenses and the Net Working Capital included therein using the same line items and detail (to the extent applicable) that was set forth in the Closing Estimate and Funds Flow Statement and, in each case, calculated in accordance with the terms of this Agreement.

(b)         Buyer shall provide a reasonable level of supporting documentation for the Closing Statement.  Prior to and following delivery by Buyer of the Closing Statement, Buyer shall provide the Company and its Representatives with prompt and reasonable access to the books and records of Buyer and its Subsidiaries, as the case may be, and any other document or information reasonably requested by the Company in order to allow the Company and its Representatives to verify the accuracy of the Buyer’s Proposed Calculations.

(c)          In the event that the Company does not object to Buyer’s Proposed Calculations by written notice of objection (the “Notice of Objection”) delivered to Buyer within 30 days after the Company’s receipt of the Closing Statement, the calculation of the Aggregate Purchase Price as set forth in Buyer’s Proposed Calculations shall be deemed final and binding.  The Notice of Objection, if any, shall set forth, in reasonable detail:  (i) the Company’s alternative calculations of any or all of the actual amount of the Closing Cash, the actual amount of the Closing Indebtedness, the actual amount of any Company Transaction Expenses not (A) paid by a member of the Company Group prior to the Closing Date or (B) deducted in connection with the calculation of the Estimated Aggregate Purchase Price and the actual amount of the Net Working Capital; and (ii) the Company’s alternative recalculation of the Adjustments contained in the Notice of Objection, in each case calculated in accordance with the terms of this Agreement (the “Company’s Proposed Calculations”).

(d)         If the Company delivers a Notice of Objection to Buyer within the 30-day period referred to in Section 2.05(c), then (i) any amount of Buyer’s Proposed Calculations that is not in dispute on the date such Notice of Objection is given shall be treated as final and binding and (ii) any dispute with respect to Buyer’s Proposed Calculations (all such disputed amounts, the “Disputed Amounts”) shall be resolved as follows:

(i)            The Company and Buyer shall promptly endeavor in good faith to resolve the Disputed Amounts listed in the Notice of Objection.  In the event that a written agreement determining the Disputed Amounts has not been reached within 30 days after the date of receipt by Buyer from the Company of the Notice of Objection, the Company and Buyer shall select a mutually acceptable and nationally recognized independent accounting firm (such firm, the “Independent Accounting Firm”) to resolve the Disputed Amounts in accordance with the provisions of this Section 2.05.  The parties acknowledge that KPMG LLP is a mutually acceptable firm to be designated as the Independent Accounting Firm.

(ii)           The Independent Accounting Firm shall conduct its own review and verification of only those items set forth on the Closing Statement that remain Disputed Amounts after the parties’ efforts pursuant to clause (i) of this Section 2.05(d), and shall select either Buyer’s Proposed Calculations of the Disputed Amounts or the Company’s Proposed Calculations of the Disputed Amounts or an amount that is between the two proposed calculations.

(iii)          The Company and Buyer shall use their commercially reasonable best efforts to cause the Independent Accounting Firm to render a decision in accordance with this Section 2.05, along with a statement of reasons therefor, within 30 days of the submission of the Disputed Amounts to the Independent Accounting Firm or a reasonable time thereafter.  The decision of the Independent Accounting Firm shall be final and binding upon the Company and

Buyer and the decision of the Independent Accounting Firm shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover, absent manifest calculation error.

(iv)          In the event the Company and Buyer submit any Disputed Amounts to the Independent Accounting Firm for resolution, (A) the Company and Buyer shall each pay their own costs and expenses incurred under this Section 2.05; (B) the Company shall pay a portion of the fees and expenses of the Independent Accounting Firm equal to the total amount of the fees and expenses of the Independent Accounting Firm multiplied by a fraction, the numerator of which is the amount of Disputed Amounts submitted to the Independent Accounting Firm that are resolved in favor of Buyer (that being the difference between the Independent Accounting Firm’s determination and the Company’s determination) and the denominator of which is the total amount of Disputed Amounts submitted to the Independent Accounting Firm (that being the sum total by which Buyer’s determination and the Company’s determination differ from the determination of the Independent Accounting Firm); and (C) Buyer shall pay that portion of the fees and expenses of the Independent Accounting Firm that the Company is not required to pay hereunder.

(e)          The Independent Accounting Firm shall act as an arbitrator to determine, based upon the provisions of this Section 2.05, only the Disputed Amounts.  The Independent Accounting Firm’s determination of each amount of the Disputed Amounts shall be made in accordance with the procedures set forth in Section 2.05(d).  In no event shall the Independent Accounting Firm’s calculation of any Disputed Amount be (i) less than the lesser of the amount claimed by either Buyer or the Company or (ii) greater than the greater of the amount claimed by either Buyer or the Company.

(f)          Upon the determination, in accordance with Section 2.05(c) through Section 2.05(d)(iii), of the final calculations of the amounts of (i) the Closing Cash; (ii) the Closing Indebtedness; (iii) the Company Transaction Expenses not (A) paid by a member of the Company Group prior to the Closing Date or (B) deducted in connection with the calculation of the Estimated Aggregate Purchase Price; and (iv) the Net Working Capital, the Aggregate Purchase Price shall be recalculated using such finally determined amounts in lieu of the amounts used in the Closing Estimate and Funds Flow Statement.  The term “Final Aggregate Purchase Price” means the result of such recalculation of the Aggregate Purchase Price.

(g)          If the Final Aggregate Purchase Price is less than the Estimated Aggregate Purchase Price (the amount of such deficiency is referred to herein as the “Deficiency”), then the Company shall, within three Business Days after the determination of the Final Aggregate Purchase Price, pay or cause to be paid by wire transfer of immediately available funds to the account of Buyer, an amount in cash equal to the Deficiency.

(h)         If the Final Aggregate Purchase Price is greater than the Estimated Aggregate Purchase Price (the amount of such excess is referred to herein as the “Positive Adjustment Amount”), then Buyer shall, within three Business Days after the determination of the Final Aggregate Purchase Price, pay or cause to be paid by wire transfer of immediately available funds to the account of the Company, an amount in cash equal to the Positive Adjustment Amount.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer that, except as set forth on the Disclosure Schedule delivered by the Company to Buyer on the date hereof (the “Disclosure Schedule”), as of the date of this Agreement:

Section 3.01         Organization and Authority of the Company.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The Company has all necessary corporate power and authority to enter into this Agreement and any Transaction Agreement to which it is a party, to carry out its obligations hereunder and to consummate the transactions contemplated hereby and under the Transaction Agreements.  The execution and delivery by the Company of this Agreement and any Transaction Agreement to which it is a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and the consummation of the transactions contemplated by the Transaction Agreements have been duly authorized by all requisite corporate action on the part of the Company, and no approval by the Company’s stockholders or other additional corporate authorization or consent is required in connection therewith.  This Agreement and any Transaction Agreement to which the Company is a party have been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Buyer) this Agreement and any such Transaction Agreement constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  The Company and its Subsidiaries (excluding the TP Subsidiaries) do not, and have not conducted, the Transportation Products Business and do not hold, own or license any of the assets (whether personal, intangible, or real property) or Permits and are not a party to any Contract (including any guarantee of any member of the Company Group) used in or necessary to operate the Transportation Products Business.

Section 3.02         No Conflicts; Consents.  The execution, delivery and performance by the Company of this Agreement and any Transaction Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:  (a) result in a violation or breach of any provision of the certificate of incorporation or bylaws of the Company; (b) result in a material violation or breach of any provision of any Law or Governmental Order applicable to the Company; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Contract to which the Company is a party, except to the extent failure to obtain such consent, give such notice or take such other action, conflict, violation or breach would not materially impede or materially delay the consummation of the transactions contemplated by the Transaction Agreements.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement or any Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under the HSR Act or any other Antitrust Law and as set forth in Section 3.02 of the Disclosure Schedule and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices the failure of which to be obtained or made would not, individually or in the aggregate, be material to the Transportation Products Business on a consolidated basis.

Section 3.03         Financial Statements; Undisclosed Liabilities; Material Adverse Effect.

(a)         Copies of audited consolidated financial statements relating to the Transportation Products Business consisting of the balance sheet of the Transportation Products Business as of December 31 in each of the years 2011 and 2012 and the related statements of earnings and comprehensive income (loss), invested equity and cash flows for the three years in the period ended December 31, 2012 (the “Annual Financial Statements”), and unaudited consolidated financial statements consisting of the balance sheet of the Transportation Products Business as of August 31, 2013 and August 31, 2012, and the related statements of income for the eight-month periods then ended (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”) are set forth in Section 3.03(a)(i) of the Disclosure Schedule.  Except as otherwise set forth in Section 3.03(a)(ii) of the Disclosure Schedule, the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved and present fairly, in all material respects, the financial position, results of operations and, with respect to the Annual Financial Statements, cash flows of the Transportation Products Business as of the respective dates thereof and for the periods referred to therein.  The audited consolidated balance sheet of the Transportation Products Business as of December 31, 2012 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the unaudited consolidated balance sheet of the Transportation Products Business as of August 31, 2013 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.

(b)         No member of the Company Group has any liabilities, commitments, obligations, claims or Indebtedness related to the Transportation Products Business, in each case, whether absolute, accrued or unaccrued, contingent, known or unknown, except (i) liabilities, commitments or obligations disclosed or reflected in the Interim Balance Sheet or in the Disclosure Schedule, so long as such liability is reasonably discernable from the disclosure provided; (ii) liabilities, commitments or obligations incurred in the Ordinary Course of Business after the Interim Balance Sheet Date (none of which relate to any (A) breach of any Contracts, Law or warranty, or (B) tort or infringement); (iii) Indebtedness that will constitute Closing Indebtedness; (iv) liabilities and obligations under this Agreement; (v) liabilities and obligations pursuant to the terms of the Material Contracts (excluding any breach of such Contracts); and (vi) liabilities and obligations for Company Transaction Expenses (which liabilities and obligations in the case of clause (vi) shall be (A) paid in full prior to the Closing, (B) taken into account on the Closing Estimate and Funds Flow Statement for purposes of calculating the Estimated Purchase Price, or (C) taken into account for purposes of calculating the Final Aggregate Purchase Price).  Section 3.03(b) of the Disclosure Schedule sets forth a list and description of any Indebtedness or other liabilities between a TP Subsidiary, on the one hand, and the Company or any of its Affiliates (including the Acquired Subsidiaries), on the other hand.

(c)          All inventory, raw materials and work-in-progress to be included in the Transferred Assets will be, in all material respects, of a quality and quantity usable and saleable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value for the purposes of determining the Net Working Capital.

(d)         The accounts receivable reflected in the Net Working Capital arose in the Ordinary Course of Business and are valid receivables.  No member of the Company Group has received any written notice from an account debtor stating that any outstanding account receivable is subject to any material contest, claim or setoff by such account debtor.

(e)          Since the Balance Sheet Date, there has not occurred any Material Adverse Effect.

Section 3.04         Customers and Suppliers.  Section 3.04 of the Disclosure Schedule contains (a) a list of the top 20 customers of the Transportation Products Business, taken as a whole, by revenue for the 12 months ended on the Balance Sheet Date and for the eight months ended on the Interim Balance Sheet Date (the “Material Customers”); and (b) a list of the top 20 suppliers of products and services to the Transportation Products Business, taken as a whole, by dollar volume of purchases from such suppliers for the 12 months ended on the Balance Sheet Date and for the eight months ended on the Interim Balance Sheet Date (the “Material Suppliers”).  Since the Balance Sheet Date, no member of the Company Group has received written notice, or to the Company’s Knowledge oral notice, from any Material Customer to the effect that any such customer will stop (excluding any temporary stops) or materially decrease the rate of its business with any TP Subsidiary (whether as a result of the consummation of the transactions contemplated hereby or otherwise).  Since the Balance Sheet Date, no member of the Company Group has received written notice, or to the Company’s Knowledge oral notice, from any Material Supplier to the effect that such supplier will stop (excluding any temporary stops) or materially decrease the rate of supplying materials, products or services to any TP Subsidiary (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

Section 3.05         Title to Assets; Sufficiency of Assets.  The TP Subsidiaries have good title or a valid leasehold interest in and to the Transferred Assets that are used in or necessary for to the operation of the Transportation Products Business, free and clear of all Encumbrances, except for Permitted Encumbrances (as that term is defined under each of the Sub-Agreements).  The Transferred Assets are reflected in the Interim Balance Sheet, other than assets that were sold or acquired in the Ordinary Course of Business since the Interim Balance Sheet Date.  The material items of tangible personal property included in the Transferred Assets that are currently being used in the operation of the Transportation Products Business are, in all material respects, in good working order, ordinary wear and tear excepted.  Except for the assets and services to be provided to Buyer under the Ancillary Agreements, the Transferred Assets will constitute, as of the Closing Date, all of the properties, rights, interests and other tangible and intangible assets necessary to enable Buyer to (a) own and use the Transferred Assets in the manner in which the Transferred Assets have been used prior to the date hereof and are currently being used by the Company Group to conduct the Transportation Products Business and perform the Company Group’s obligations under the Assumed Contracts; and (b) conduct the Transportation Products Business immediately following the Closing in the manner in which the Transportation Products

Business is currently conducted.  Except for the services to be provided under the Ancillary Agreements, none of the Excluded Assets are material to or necessary for the Transportation Products Business as presently conducted.

Section 3.06         Legal Proceedings; Compliance with Law.  Except as set forth on Section 3.06 of the Disclosure Schedule, there are no (and in the past three years there have been no) actions, suits, claims, investigations, audits or other legal proceedings pending or, to the Company’s knowledge, threatened against or by the Company or any Affiliate of the Company that (a) challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or (b) relate to, and are material to, the Transportation Products Business on a consolidated basis.  Neither the Company, any Affiliate of the Company (excluding TP Subsidiaries) or the Transportation Products Business is subject to any Governmental Order with respect to the Transportation Products Business.  The Company and such Affiliates are, and for the past three years have been, in compliance, in all material respects, with all applicable requirements of Law and all Governmental Orders to which the Transportation Products Business (or its properties or assets) are subject or that are applicable with respect to the foregoing.  No Governmental Authority has provided any written notice or to the Company’s knowledge, any other notice or Governmental Order to the Company or such Affiliates, or filed and served any complaint on the Company or such Affiliates, in each case with respect to any alleged violation by the Company, such Affiliates or the Transportation Products Business of any requirement of Law or any Governmental Order, that remains unresolved as of the date hereof.

Section 3.07         Brokers.  Except for SunTrust Robinson Humphrey, Inc. (in such capacity, the “Company Investment Banker”) (whose fees and expenses shall be paid at the Closing pursuant to Section 2.04(b) and shall be included in the Company Transaction Expenses), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Transaction Agreements based upon arrangements made by or on behalf of the Company Group or any Affiliate of a member of the Company Group.

Section 3.08         No Other Representations and Warranties.  Except for the representations and warranties contained in this Article III (including the related portions of the Disclosure Schedule hereto) and the representations and warranties of the Company Group Parties in the Transaction Agreements (including the related portions of the disclosure schedules thereto), the Company has not made and does not make any other express or implied representation or warranty, either written or oral, including any representation or warranty as to the accuracy or completeness of any information regarding the Company Group furnished or made available to Buyer and its Representatives (including the Confidential Information Memoranda prepared by the Company Investment Banker, dated July, 2012 and April, 2013, and any information, documents or material made available to Buyer (including information, documents or material included in the Data Room), management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the historical or future revenue, profitability or success of the Transportation Products Business, or any representation or warranty arising from statute or otherwise in Law.  No member of the Company Group nor any other Person is, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking statements of the Transportation Products Business.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company, as of the date of this Agreement, as follows:

Section 4.01         Organization and Authority of Buyer.  Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Buyer has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Buyer.  This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.02         No Conflicts; Consents.  The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not:  (a) result in a violation or breach of any provision of the Organizational Documents of Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.  Except as set forth in Section 4.02 of the Disclosure Schedule, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act or any other Antitrust Law and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 4.03         Investment Purpose.  Buyer is acquiring the BV Shares and the Meizhou Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof.  Buyer acknowledges that the BV Shares and the Meizhou Interests are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the BV Shares and the Meizhou Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.  Buyer is able to bear the economic risk of holding the BV Shares and the Meizhou Interests for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 4.04         Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Transaction Agreements based upon arrangements made by or on behalf of Buyer.  Buyer shall be responsible for payment of all fees, commissions and expenses incurred in connection with any arrangements made by or on behalf of Buyer in relation to the transactions contemplated by this Agreement.

Section 4.05         Financing.  Buyer has furnished to the Company true and complete copies of (a) the commitment letter, dated as of the date hereof (the “Debt Commitment Letter”), from SunTrust Bank (“SunTrust”) and SunTrust Robinson Humphrey, Inc., pursuant to which SunTrust has agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of, among other things, funding in part the transactions contemplated by the Transaction Agreements; and (b) the equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”, collectively with the Debt Commitment Letter, the “Commitment Letters”), between Buyer and Sponsor, pursuant to which Sponsor has agreed to invest the respective amounts set forth therein for the purpose of funding in part the transactions contemplated by the Transaction Agreements (the “Equity Financing”).  The Commitment Letters are in full force and effect and constitute the legal, valid and binding obligations of each of the parties thereto as and to the extent set forth therein, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  There are no conditions precedent or other contingencies limiting the funding of the full amount of the Financing other than as expressly set forth in the Commitment Letters.  The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letters will be sufficient for Buyer to pay the Closing Payment, the Closing Indebtedness and the Company Transaction Expenses at Closing as provided in Section 2.04(b) and to pay all related fees and expenses of Buyer.  As of the date of this Agreement, assuming the accuracy in all material respects of the representations and warranties of the Company Group Parties in the Transaction Agreements, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Buyer under the Commitment Letters or, to the knowledge of Buyer, by the other parties thereto.

Section 4.06         Legal Proceedings.  There are no actions, suits, claims, investigations or other legal proceedings pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 4.07         Solvency.  Buyer is not entering the transactions contemplated hereby with actual intent to hinder, delay or defraud either present or future creditors.  Assuming that (a) the representations and warranties of the Company Group Parties in the Transaction Agreements are true and correct in all material respects as of the Closing, (b) the most recent financial forecasts relating to the Transportation Products Business made available to Buyer prior to the date of this Agreement have been prepared in good faith and on assumptions that were reasonable at the time such forecasts were prepared and continue to be reasonable, and (c) the conditions to Buyer’s obligation to consummate the Closing and the transactions contemplated by the Sub-Agreements are satisfied, then, immediately after giving effect to the transactions contemplated hereby, each of Buyer, Carlisle BV and Carlisle Meizhou will (x) be Solvent and (y) have adequate capital to carry on their respective businesses.

Section 4.08         Exclusivity of Representations.  The representations and warranties made by Buyer in this Article IV are the exclusive representations and warranties made by Buyer.  Buyer hereby disclaims any other express or implied representations or warranties with respect to itself.

Section 4.09         Independent Investigation.  Buyer acknowledges and agrees that the representations and warranties made by the Company in Article III and the representations and warranties of the Company Group Parties in the Transaction Agreements, are the exclusive representations and warranties of the Company and the Company Group Parties.  Without limiting the generality of the foregoing, Buyer acknowledges that neither the Company nor any of its Representatives makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Transportation Products Business or the future business and operations of the Transportation Products Business or (b) any other information or documents made available to Buyer or its Representatives with respect to the Transportation Products Business or any of its assets, liabilities or operations, in each case except as expressly set forth in any of the Transaction Agreements.

ARTICLE V
COVENANTS

Section 5.01         Conduct of Business Prior to the Closing.

(a)         From the date hereof until the Closing, except as otherwise provided in this Agreement or any Sub-Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall cause BV Seller, Meizhou Seller and the TP Subsidiaries to:  (i) conduct the Transportation Products Business in the Ordinary Course of Business; and (ii) use commercially reasonable best efforts to maintain and preserve intact the current organization, business and franchise of the Transportation Products Business, to maintain the assets of the Transportation Products Business in the Ordinary Course of Business, and to preserve, in all material respects, the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Transportation Products Business.  From the date hereof until the Closing Date, except as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall cause BV Seller, Meizhou Seller or any TP Subsidiary not to take any action that would cause any of the changes, events or conditions described in any of Section 3.03 of the CTP APA, Section 3.03 of the Carlisle Canada APA, Section 3.05 of the BV SPA, Section 3.05 of the Meizhou EPA or Section 3.03 of the Hong Kong APA to occur.

(b)         Nothing contained in this Agreement or the Sub-Agreements shall be construed to give to Buyer, directly or indirectly, rights to control or direct the business or operations of any member of the Company Group prior to the Closing.  Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its business and operations and those of each other member of the Company Group.

Section 5.02         Access to Information; Updated Financials.

(a)         From the date hereof until the Closing, the Company shall allow (and shall cause the Company Group to allow) Buyer and its Representatives (including its providers of Debt Financing) full access at all reasonable times to the files, books, records, technology, Contracts, management-level personnel, offices, plants and any other facilities of the members of the Company Group, including any and all information relating to the Transportation Products Business; provided, however, that any such access shall be conducted during normal business hours upon reasonable advance notice to the Company, under the supervision of the Company’s personnel and in such a manner as not to unduly interfere with the normal operations of the Company Group.  All requests by Buyer for access pursuant to this Section 5.02 shall be submitted or directed exclusively to an officer designated by the Company.  Notwithstanding anything to the contrary in this Agreement or any Sub-Agreement, no member of the Company Group shall be required to disclose any information to Buyer if such disclosure would, in the Company’s reasonable discretion: (i) jeopardize any attorney-client or other privilege (provided that the Company shall, or shall cause the members of the Company Group to, enter into a joint defense agreement with Buyer to preserve such privilege in order to permit disclosure); or (ii) contravene any applicable Law or Contract entered into prior to the date of this Agreement (unless Buyer shall have agreed to keep such information confidential in order to permit disclosure).  Prior to the Closing, without the prior written consent of the Company, which may be withheld for any reason, Buyer shall not contact any suppliers to, or customers of, the Company Group for any reason and Buyer shall have no right to perform invasive or subsurface investigations of the Real Property.  Buyer shall, and shall cause its Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 5.02.

(b)         The Company shall, within 20 days of the end of each month following the Interim Balance Sheet Date, provide unaudited consolidated financial statements consisting of the balance sheet of the Transportation Products Business as of the end of each such month and the related statement of income for the year to date period then ended.  Such financial statements will be prepared in accordance with GAAP applied on a consistent basis through the period involved and fairly present, in all material respects, the financial position and results of operations of the Transportation Products Business as of the respective dates thereof and for the periods referred to therein.

Section 5.03         Confidentiality.  Buyer acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer pursuant to this Agreement and the Sale Transactions contemplated hereby; provided that Buyer will have no further obligations under the Confidentiality Agreement after the Closing.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 5.03 shall nonetheless continue in full force and effect.  During the five-year period commencing on the Closing Date, the Company shall, and shall cause BV Seller, Meizhou Seller and the Asset Selling Subsidiaries and each the Affiliates of each of the foregoing, to hold, and shall use commercially reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Transportation Products Business or any of the TP Subsidiaries and any books, records or other information obtained pursuant to Section 5.05(a), except to the extent that the Company can show that such information (a) is generally available to and known by the public through no fault of the Company, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by the Company, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.  If, during such five-year period, the Company, BV Seller, Meizhou Seller, the Asset Selling Subsidiaries or any of their respective Affiliates or Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, the Company shall promptly notify Buyer in writing and shall disclose (or permit the disclosure of) only that portion of such information which the Company is advised by its counsel is legally required to be disclosed; provided, however, that, prior to such disclosure, the Company shall, at Buyer’s reasonable cost and expense, use commercially reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 5.04         Governmental Approvals and Other Third-Party Consents.

(a)         Each party hereto shall, as promptly as possible, use commercially reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Sub-Agreements.  Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals.  The parties hereto shall not willfully take any action that would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)         Without limiting the generality of the parties’ undertakings pursuant to this Section 5.04, each party hereto shall (i) promptly, but in no event later than ten Business Days, following the execution and delivery of this Agreement by the parties hereto, take all actions necessary to make any filings required of it or any of its Affiliates (including, with respect to the Company, the Company Group) under and in compliance with the HSR Act in connection with this Agreement, the Sub-Agreements and the transactions contemplated hereby and thereby; (ii) as soon as practicable following the execution and delivery of this Agreement by the parties hereto, take all actions necessary to make any filings required of it or any of its Affiliates (including, with respect to the Company, the Company Group) under and in compliance with any other applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby; (iii) comply at the earliest practicable date with any formal or informal request for additional information or documentary material received by it or any of its Affiliates

(including, with respect to the Company, the Company Group) from any Antitrust Authority (other than in the case of a “second request”); and (iv) cooperate with one another in connection with any filing under applicable Antitrust Laws and, subject to Section 5.04(c), reasonably cooperate with one another in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by any Antitrust Authority.  Buyer shall pay all filing fees required under the HSR Act.

(c)          Notwithstanding the parties’ undertakings pursuant to this Section 5.04, Buyer shall not be obligated, in furtherance of avoiding or eliminating impediments under any Antitrust Law asserted by any Antitrust Authority, to propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of any of its assets, properties or businesses, or of the assets, properties or businesses to be acquired by it pursuant to this Agreement and the Sub-Agreements, as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement and the Sub-Agreements.

(d)         All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party (or, with respect to the Company, on behalf of any member of the Company Group) before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between any member of the Company Group with Governmental Authorities in the Ordinary Course of Business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals; provided that Buyer shall not be required to provide the Company any information regarding the financial position of the Buyer or any of Buyer’s financial or business analyses of the Transportation Products Business or the transactions contemplated hereby.  Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority with respect to the transactions contemplated by this Agreement or the Sub-Agreements (including, with respect to the Company, between any Governmental Authority and any member of the Company Group), with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact if the Governmental Authority consents to such attendance and participation.

(e)          The Company and Buyer shall use commercially reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.02 and Section 4.02 and the corresponding Sections of the Disclosure Schedule and the Company shall cause each member of the Company Group to use commercially reasonable best efforts to give all notices to, and obtain consents from, all third parties that are described in the corresponding sections of the Sub-Agreements; provided, however, that neither the Company, any member of the Company Group nor Buyer shall be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

(f)          The Company will, and will cause its Subsidiaries to, assist and cooperate with Buyer in connection with Buyer’s efforts to obtain, retain or replace any Permits relating to the operation of the Transportation Products Business.

Section 5.05         Books and Records.

(a)         In order to facilitate the resolution of any claims made against or incurred by the TP Subsidiaries prior to the Closing (excluding any Direct Claim), for a period of seven years after the Closing, Buyer shall:

(i)            retain the books and records (including personnel files, to the extent legally transferred by the Asset Selling Subsidiaries) of the Acquired Subsidiaries, CTP (to the extent the books and records of CTP are included in the CTP Assets), Carlisle Canada (to the extent any books and records of Carlisle Canada are included in the Canada Assets) and Hong Kong Assets (to the extent any books and records of Meizhou Seller are included in the Hong Kong Assets) relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company Group; and

(ii)           upon reasonable notice, afford the Representatives of the Company reasonable access (including the right to make, at the Company’s expense, photocopies), during normal business hours, to such books and records, provided, however, that any such access shall be under the supervision of Buyer’s personnel and in such a manner as not to interfere with the normal operations of Buyer or the Company Group.

(b)         In order to facilitate the resolution of any claims made by or against or incurred by Buyer or any member of the Company Group after the Closing (excluding any Direct Claim), for a period of seven years following the Closing, the Company shall:

(i)            retain the books and records (including personnel files) of the Company Group which relate to the Transportation Products Business for periods prior to the Closing, to the extent not transferred to Buyer; and

(ii)           upon reasonable notice, afford the Representatives of Buyer or the Acquired Subsidiaries reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records; provided, however, that any such access shall be under the supervision of the Company’s personnel and in such a manner as not to interfere with the normal operations of the Company.

(c)          Neither Buyer nor any member of the Company Group shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.05 where such access would violate any Law or jeopardize any attorney-client or work product privilege unless such party enters into a joint defense agreement with the other party to preserve such privilege.

Section 5.06         Sub-Agreement Covenants; Closing Conditions.

(a)         From the date hereof until the Closing, the Company hereby covenants to cause each member of the Company Group to perform its covenants and otherwise comply with the agreements and obligations of each respective member of the Company as set forth in each Sub-Agreement.  The Company shall be liable and responsible for any breaches by the members of the Company Group of any of the Sub-Agreements.

(b)         From the date hereof until the Closing, Buyer hereby covenants to perform its covenants and otherwise comply with its agreements and obligations as set forth in each Sub-Agreement.

(c)          Except as otherwise set forth in Section 5.04, from the date hereof until the Closing, each party hereto shall, and the Company shall cause the other members of the Company Group to, use commercially reasonable best efforts to take such actions as are necessary to satisfy the closing conditions set forth in Article VI hereof and the closing conditions set forth in each of the Sub-Agreements.

Section 5.07         Tax Matters.

(a)         The Company shall, at its expense, prepare or cause to be prepared all Tax Returns of the Acquired Subsidiaries for all Taxable Periods ending on or prior to the Closing Date that are filed after the Closing Date.  All Tax Returns described in this Section 5.07(a) shall be prepared consistent with past practices, to the extent such past practices comply with applicable Law.  No later than 30 days prior to the due date (including extensions) for filing such Tax Returns, the Company shall deliver such Tax Returns described in this Section 5.07(a) to Buyer for review and comment.  The Company shall file or cause to be filed all such Tax Returns on or prior to the due date (including extensions) for filing such Tax Returns, and shall timely pay all Taxes due as reflected on such Tax Returns.  Buyer shall pay to the Company, no later than five days prior to the due date (including extensions) for filing such Tax Returns, an amount equal to the Taxes due as reflected on such Tax Returns to the extent such Taxes are included or reflected in the Net Working Capital.

(b)         Buyer shall, at Buyer’s expense, prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Acquired Subsidiaries for all Taxable Periods ending after the Closing Date, and shall timely pay all Taxes reflected thereon.  Buyer shall prepare and file all such Tax Returns in respect of a Straddle Period (“Straddle Tax Returns”) consistent with past practices of the Acquired Subsidiaries, to the extent such practices comply with applicable Law.  No later than 30 days prior to the due date (including extensions) for filing a Straddle Tax Return, Buyer shall deliver such Straddle Tax Return to the Company for review and comment.  Buyer shall make all changes with respect to such Straddle Tax Returns as are reasonably requested by the Company.  The Company shall pay to Buyer an amount equal to the Taxes due as reflected on such Straddle Returns, to the extent that such Taxes arise in or are incurred with respect to a Taxable Period (or portion thereof) ending on or before the Closing Date (“Pre-Closing Tax Period”) and to the extent such Taxes are not included or reflected in the Net Working Capital, at least five days prior to the due date (including extensions) for filing such Straddle Returns.

(c)          Except to the extent included or reflected in the Net Working Capital, the Company shall be entitled to any refund of (or credit for) Taxes relating to the Transportation Products Business, the CTP Assets, the Canada Assets, the Hong Kong Assets or the Acquired Subsidiaries allocable to any Pre-Closing Tax Period.  Any such refunds or credits received by Buyer or the Acquired Subsidiaries shall be promptly, and in any event within 30 days of the receipt of such refund, paid over to the Company.

(d)         In the case of any Taxable Period that includes, but does not end on, the Closing Date (“Straddle Period”) (i) the amount of any Taxes based on or measured by income or receipts, sales or use Taxes, employment Taxes, or withholding Taxes of the Acquired Subsidiaries for any Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date; and (ii) the amount of any other Taxes for a Straddle Period that relates to any Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(e)          Each member of the Company Group and Buyer shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 5.07 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information (including making such records and information available for copying) which are reasonably relevant to any such audit, litigation or other proceeding, the timely provision to the other party of powers of attorney or similar authorizations necessary to carry out the purposes of this Section 5.07, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer and the Acquired Subsidiaries agree to retain all books and records with respect to Tax matters pertinent to the Company and the TP Subsidiaries relating to any Pre-Closing Tax Period until the expiration of the statute of limitations of the respective Taxable Periods, and to abide by all record retention agreements entered into with any Taxing Authority.

(f)          No later than ten Business Days after Buyer or one of the Acquired Subsidiaries receives written notice of any Tax contest, audit or other proceeding relating to a Pre-Closing Tax Period (each, a “Pre-Closing Tax Contest”), Buyer shall notify the Company in writing of such Pre-Closing Tax Contest and the Company shall have the right, at its own expense, to control the defense of such Pre-Closing Tax Contest.  Buyer shall have the right to participate, at its own expense, in any Pre-Closing Tax Contest which is reasonably anticipated to have the effect of increasing Buyer’s or the Company’s Tax liability for any Taxable Period ending after the Closing Date.  Buyer shall notify the Company of Buyer’s intention to participate in such Pre-Closing Tax Contest no later than 20 Business Days following Buyer’s or an Acquired Subsidiary’s receipt of notice of the Pre-Closing Tax Contest.  Notwithstanding the foregoing, with respect to Taxes relating to the CIT Fiscal Unity, the Company shall notify Buyer in writing of any Pre-Closing Tax Contest and Buyer shall be entitled, at its sole cost, to participate in the proceedings to the extent necessary to defend its final position toward the Dutch Tax authorities.

(g)          Buyer shall not amend, modify or otherwise change any Tax Returns of the Acquired Subsidiaries with respect to any Pre-Closing Tax Period or Straddle Period without the Company’s prior written consent.

(h)         All stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated under this Agreement or any other transaction contemplated by the Transaction Agreements (collectively, the “Transfer Taxes”) shall be shared evenly between Buyer and the Company.

(i)           Subject to the limitations set forth in Article VII, the Company shall, and shall cause the Company Parties to, indemnify Buyer Indemnitees against, and shall hold Buyer Indemnitees harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer Indemnitees based upon or arising out of (1) any and all liabilities of an Acquired Subsidiary for Taxes of any other Person pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a result of any affiliation or other relationship existing at any time on or prior to the Closing Date, (2) any and all liabilities for Taxes (or the non-payment thereof) other than those described in subsection (1) imposed on a TP Subsidiary (including as a transferee, successor, by contract, or otherwise) for any Taxable Period (or portion thereof) ending on or prior to the Closing Date to the extent such Taxes are allocated to the Company pursuant to Section 5.07(d) and not previously paid, (3) any and all liabilities for Taxes (or the non-payment thereof) of any Person other than an Acquired Subsidiary imposed on an Acquired Subsidiary (including as a transferee, successor, by contract, or otherwise) for any Taxable Period (or portion thereof) ending on or prior to the Closing Date or (4) any breach or inaccuracy of the Tax Representations.

(j)          The Company Group Parties shall reasonably cooperate following the Closing to terminate the fiscal unity for Dutch corporate income Tax purposes in accordance with Article 15 of the Dutch Corporate Income Tax Act (Wet op de vennootschapsbelasting 1969) (“CIT Fiscal Unity”) with respect to Carlisle BV in the Netherlands.  Any loss carry forward of the CIT Fiscal Unity that can be allocated to Carlisle BV but which has been assessed as loss carry forward of another Person as a result of the fact that Carlisle BV was part of a CIT Fiscal Unity, will be transferred to Carlisle BV.  Buyer shall be provided reasonable access to the closing balance and profit and loss account provided to the Dutch Tax authorities for the year in which Carlisle BV leaves the existing CIT Fiscal Unity and BV Seller shall provide substantiation regarding the allocation of any loss carry forward and Buyer shall be provided all necessary information to validate this position.  The Company Group Parties shall undertake any actions required under Dutch law to facilitate such loss transfer and/or shall cause other subsidiaries to undertake such actions.

Section 5.08         Public Announcements.  From and after the date hereof until the Closing Date, unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make (and the Company shall cause each member of the Company Group and the Affiliates of the Company and members of the Company Group not to make) any public announcements in respect of the Transaction Agreements or the transactions contemplated hereby and thereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).  The parties shall cooperate as to the timing and contents of any such announcement to be made to announce the signing of the Agreement and the announcement to be made as of the Closing Date.

Section 5.09         Exclusivity.

(a)         During the period from the date of this Agreement until the earlier of (i) the date this Agreement is terminated pursuant to Section 8.01, and (ii) the Closing, the Company shall not, and shall cause the other members of the Company Group and its and their respective Representatives to refrain from taking any action to, directly or indirectly, encourage, facilitate, initiate, solicit, respond to or engage in discussions or negotiations with, or provide any information to, any Person, other than Buyer (and its Affiliates and Representatives), concerning the Transportation Products Business, any purchase of any capital stock of the TP Subsidiaries or a material portion of the assets of the TP Subsidiaries, or any merger, recapitalization or similar transaction involving the TP Subsidiaries.

(b)         Immediately following the execution of this Agreement, the Company shall, and shall cause the other members of the Company Group and its and their respective Representatives to, terminate any existing discussions or negotiations with any Persons, other than Buyer (and its Affiliates and Representatives), concerning the Transportation Products Business, any purchase of any capital stock or a material portion of the assets of the TP Subsidiaries or any merger, recapitalization or similar transaction involving the TP Subsidiaries.  As promptly as practicable after the date hereof, the Company shall provide written notice to each such Person who has received information relating to the Transportation Products Business or a TP Subsidiary or afforded access to, or engaged in discussions with, in connection with a proposed acquisition of any TP Subsidiary or the Transportation Products Business, requesting that such Person return or confirm the destruction of all provided information in accordance with the terms of the confidentiality agreement governing the provision of such information to such Person.

Section 5.10         Non-Competition and Non-Solicitation.

(a)         To ensure further that Buyer receives the expected benefits of acquiring the Transportation Products Business, the Company agrees that the Company shall not, and shall cause each of its Affiliates, including each Asset Selling Subsidiary and BV Seller (collectively, the “Restricted Parties”) not to, directly or indirectly:

(i)            throughout the period that begins on the Closing Date and ends on the seventh anniversary of the Closing Date (the “Non-Compete Period”), own, operate, be a partner, stockholder, co-venturer or otherwise invest in, lend money to, consult with, participate in, manage or render services to, act as agent for, or acquire or hold any interest in, any Person that engages in all or a portion of the same business as the Transportation Products Business (which shall be deemed to include the manufacturing, distribution and sale of any products that are in development, research or design by the Transportation Products Business as of the Closing Date) anywhere in the world, except that nothing herein prohibits the Company or any other Restricted Party from owning or holding less than 2% of the outstanding shares of any class of stock that is regularly traded on a recognized U.S. or non-U.S. securities exchange or over-the-

counter market; provided, further, that nothing in this Section 5.10(a) shall prohibit the Company or any other Restricted Party from (A) acquiring an entity or business that engages in the same business as the Transportation Products Business as conducted on the date hereof, so long as (x) the revenue from such competitive operations is no more than 10% of the total revenue of such entity or business (as applicable) and (y) the Company or the applicable Restricted Party sells or otherwise divests such competitive operations within 24 months following such acquisition (unless such disposition would occur after the end of the Non-Compete Period), (B) selling and distributing styled steel or aluminum wheels in any geographic area or (C) conducting activities, including the sale of inventory, in connection with the wind-down of the operations of Carlisle Trading & Manufacturing India Private Ltd.; or

(ii)           throughout the period that begins on the Closing Date and ends on the third anniversary of the Closing Date, employ, attempt to employ, or solicit for employment any individual who on the date hereof, or on the Closing Date is, an employee of any member of the Company Group; provided, however, that nothing herein shall prohibit the Company or any Restricted Party from any (A) general solicitation for employment (including in any newspaper or magazine, over the internet or by any search or employment agency), if not specifically directed towards any Employee; (B) hiring of any individual where the initial contact with such individual regarding such hiring arose from any such general solicitation; or (C) soliciting for employment or hiring any individual who at the time of such solicitation and hiring has not been employed by Buyer or any Affiliate of Buyer for at least six months prior to such solicitation.

(b)         The Company acknowledges and agrees on behalf of itself and the Restricted Parties that (i) Section 5.10(a) is reasonable and necessary to ensure that Buyer receives the expected benefits of acquiring the Transportation Products Business and the Acquired Subsidiaries; (ii) the scope and duration of the restrictions and obligations of Section 5.10(a) are reasonable in light of the purpose and intent of this Agreement and the valuable consideration being paid by Buyer to the members of the Company Group as provided herein; (iii) Buyer would not enter into this Agreement on the terms set forth herein in the absence of Section 5.10(a); and (iv) breach of Section 5.10(a) will harm Buyer to such an extent that monetary damages alone would be an inadequate remedy and Buyer would not have an adequate remedy at Law.  Therefore, in the event of a breach by the Company or the Restricted Parties of Section 5.10(a), Buyer (in addition to all other remedies it may have) shall be entitled to seek an injunction and other equitable relief restraining the Company and the Restricted Parties from committing or continuing such breach and to enforce specifically this Agreement and its terms.  To the extent any Governmental Authority determines such provisions to be overbroad, invalid or unenforceable in any jurisdiction or context, the parties agree that such provision should be interpreted and applied to provide the maximum protection to Buyer available under applicable Law within the parameters of the terms set forth in the foregoing provisions, including by reducing the scope, duration, area, or other provision with a term or provision that is valid and enforceable.

Section 5.11         Carlisle Name.

(a)         Buyer covenants and agrees it shall take action to amend the Governing Documents of the Acquired Subsidiaries and make such other filings with Governmental Authorities necessary to change each entity’s corporate or company name to a name that does not include the word “Carlisle” or any name intended or likely to be confused with the name “Carlisle”.  Such action shall be effective no later than twenty-four (24) months following the Closing Date.

(b)         No later than twenty-four (24) months following the Closing Date, Buyer further covenants and agrees that Buyer shall (i) request all relevant Governmental Authorities and domain name registrars to update their respective ownership records to identify the current legal owner of the Intellectual Property Buyer acquires pursuant to the Sale Transactions and (ii) submit the necessary documents to accomplish such request and the Company shall cooperate with Buyer with respect to the foregoing.

(c)          Except for the limited license rights expressly granted to Buyer in the Trademark License Agreement and the right to maintain the names of the Acquired Subsidiaries in accordance with Section 5.11(a), the Company is not transferring to Buyer (or any Affiliate of Buyer), and reserves all right, title and interest in and to, the Company Group Names.

Section 5.12         Further Assurances.  Each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by the Transaction Agreements.

Section 5.13         Financing.

(a)         Buyer shall use commercially reasonable best efforts to satisfy, on a timely basis, each of the conditions precedent set forth in the Debt Commitment Letter to obtain the Debt Financing contemplated thereby on the terms contemplated therein.  Buyer shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed and shall not be required in connection with assignments permitted under the Debt Commitment Letter or the addition of agents, co-agents or arrangers as contemplated in the Debt Commitment Letter), waive any of Buyer’s rights under or amend, or agree to waive any of Buyer’s rights under or amend, the Debt Commitment Letter.  If Buyer has been notified that the funds will not be available pursuant to the Debt Commitment Letter so as to enable Buyer to consummate the Closing as contemplated by this Agreement, then Buyer shall use its reasonable best efforts to obtain alternative debt financing (“Alternative Financing”) in an aggregate principal amount of no less than the amount set forth in the Debt Commitment Letter which would not involve financial terms that are materially less beneficial, and other terms that are materially less beneficial in the aggregate, to Buyer, would not involve any conditions to funding the Debt Financing that are not contained in the Debt Commitment Letter and would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Debt Financing or the transactions contemplated by the Transaction Agreements.  Buyer shall keep the Company informed on a reasonably current basis with respect to all material activity concerning the status of the Debt Financing, and shall give the Company prompt written notice after becoming aware of any material adverse change with respect to the Debt Financing.

(b)         Prior to the Closing and provided that it shall not unreasonably interfere with the day-to-day job responsibilities of the Company’s employees, the Company will (and will cause its Subsidiaries and its and their respective Representatives to) use commercially reasonable best efforts to cooperate with Buyer’s efforts to secure the Debt Financing, any offering of senior secured notes or other debt securities to be consummated in lieu of all or a portion of the Debt Financing (an “Offering”) and any Alternative Financing (the Debt Financing, any Offering and any Alternative Financing, collectively, the “Financing”), in each case as may be reasonably requested by Buyer, including (i) participating on a timely basis in meetings, drafting sessions and due diligence, lender, investor, rating agency and other presentations or road shows, (ii) furnishing Buyer and its financing sources (including, in each case under this Section 5.13, underwriters, initial purchasers or placements agents in connection with any Offering) with, as soon as such financial statements and other information become available, all financial statements, financial and operating information regarding the Transportation Products Business, the CTP Assets, the Canada Assets or the Hong Kong Assets as may be reasonably requested by Buyer or any such proposed financing source in connection with the Financing, including, without limitation, all such information as the Buyer may reasonably request in order to satisfy the customary requirements for Rule 144A offerings of debt securities, (iii) assisting Buyer and its financing sources in (A) the timely preparation of offering documents, private placement memoranda, bank information memoranda and similar documents in connection with any portion of the Financing, (B) the timely preparation of materials for due diligence, lender, investor, rating agency and other presentations or road shows, and (C) the compliance with the requirements of rating agencies, (iv) cooperating with the marketing efforts of Buyer or its financing sources for any portion of the Financing, (v) assisting in the pledging of collateral, including cooperating with Buyer’s efforts to obtain appraisals, financial analyses, surveys, environmental assessments, third party consents and estoppels, mortgage financeability and title insurance, (vi) taking such actions reasonably requested by Buyer or any such financing source to satisfy any requirements necessary to consummate such Financing  and otherwise assisting and cooperating with the satisfaction of the conditions to such Financing, (vii) entering into one or more indenture, credit or other financing-related agreements (including a purchase or underwriting agreement in connection with any Offering) and executing any certificates or other documents on terms satisfactory to Buyer on behalf of Buyer or the Acquired Companies in connection with such Financing (so long as such documents would not have any effect in the absence of a Closing and will not create any legal obligations on the part of the Company after Closing), (viii) requesting required consents of accountants for use of their reports in any materials relating to the Financing where the inclusion of such reports is necessary and the delivery of customary comfort letters and customary representation letters; and (ix) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of such Financing, the issuance of debt securities in connection with any Offering and the direct borrowing or incurrence of all of the proceeds of such Financing at the Closing; provided that the Company shall not be required to (y) pay any commitment or similar fee in connection with the Financing or (z) pay for the costs to obtain any audited or SAS-reviewed financial statements relating to the Transportation Products Business except as set forth in Section 5.13(c).  Buyer shall indemnify and hold harmless the Company and the Acquired Subsidiaries and their respective Representatives from and against any and all Losses, damages, claims and reasonable out-of-pocket costs or expenses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith, except to the extent such Losses, damages, claims, costs or expenses are caused by the gross negligence or willful misconduct of any member of the Company Group.  The Company hereby consents to use of its logos in connection with such financing; provided that such logos are used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or its reputation, goodwill or marks.

(c)          The Company will use commercially reasonable best efforts to, on or about November 15, 2013, deliver to Buyer interim consolidated financial statements, reviewed by Ernst & Young LLP in accordance with SAS 116, relating to the Transportation Products Business consisting of the balance sheet of the Transportation Products Business as of September 30, 2013, the related statement of income and cash flows for the nine-month period then ended and comparative statements of income and cash flows for the nine-month period ended September 30, 2012.

(d)         If the Closing has not occurred on or prior to February 1, 2014, the Company, at Buyer’s sole expense, will use commercially reasonable best efforts to deliver to Buyer, as soon as is practicable, the audited consolidated financial statements from Ernst & Young LLP relating to the Transportation Products Business consisting of the balance sheet of the Transportation Products Business as of December 31, 2013 and the related statements of earnings and comprehensive income (loss), invested equity and cash flows for the one year period ending December 31, 2013.  The financial statements delivered under this Section 5.13(d) shall have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved and present fairly, in all material respects, the financial position, results of operations and cash flows of the Transportation Products Business as of the respective date thereof and for the period referred to therein.

(e)          Notwithstanding anything to the contrary in this Agreement, in no event shall any member of the Company Group or any of their Affiliates have any liability with respect to any Losses incurred or resulting from any failure of the Closing to occur, arising from or related to the subject matter of the Company’s obligations contained in this Section 5.13, except to the extent any such Losses or failure are caused solely by the gross negligence or willful misconduct of any member of the Company Group.

Section 5.14         Updates to Disclosure Schedule.

(a)         From time to time up to the Closing Date, the Company shall supplement, amend or add to the Disclosure Schedule that it has delivered pursuant to this Agreement with respect to any matter which should have been included in the Disclosure Schedule as of the date hereof and the failure to so disclose such matter constitutes a breach of any of the representations and warranties set forth in Article III (such matters, “Pre-Signing Matters”).

(b)         Unless Buyer has the right to terminate this Agreement pursuant to Article VIII by reason of any Pre-Signing Matter, taking into consideration all disclosures made pursuant to this Section 5.14 at and prior to the date such Pre-Signing Matter is disclosed to Buyer, and exercises that right within 30 days of such date, except for purposes of Section 7.02, each such Pre-Signing Matter shall be deemed to have been added to the Disclosure Schedules, to have qualified the representations and warranties contained in Article III, and, for the purposes of Section 6.02(a), to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such Pre-Signing Matter.  For the avoidance of doubt, such disclosure and acceptance of any Pre-Signing Matter shall not affect any Buyer Indemnitee’s rights to indemnification under Article VII with respect to such Pre-Signing Matter.

Section 5.15         Treatment of Certain Intercompany Accounts.  Notwithstanding anything in this Agreement or any Sub-Agreement to the contrary, (i) all intercompany accounts set forth in Section 3.03(b) of the Disclosure Schedule that exist within the Transportation Products Business (i.e. those accounts that are payable from one entity in the Transportation Products Business to another such entity), as updated though the Closing Date in the ordinary course of business based on commercial transactions through the Closing Date similar to the commercial transactions that resulted in the accounts set forth in Section 3.03(b) of the Disclosure Schedule, will, (A) with respect to such accounts of Carlisle BV and Carlisle Meizhou  remain outstanding and, (B) with respect to such accounts of Meizhou Seller, CTP and Carlisle Canada, be transferred to and assumed by Buyer or its assignee, such that the aggregate amount of intercompany receivables covered by this clause (i) will equal the aggregate amount of intercompany payables covered by this clause (i), and (ii) any intercompany accounts not described in the foregoing clause (i) that either (x) exist within the Transportation Products Business or (y) exist between the Transportation Products Business, on the one hand, and the Company, on the other, will be cancelled and extinguished at the Closing.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.01         Conditions to Obligations of All Parties.  The obligations of each party to consummate the transactions contemplated by this Agreement and the Sub-Agreements shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)         The filings of Buyer and the Company pursuant to applicable Antitrust Laws, including the HSR Act, shall have been made and the applicable waiting periods and any extensions thereof shall have expired or been terminated.

(b)         No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law which is in effect and has the effect of making the transactions contemplated by this Agreement or the Sub-Agreements illegal, otherwise permanently or temporarily restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder or thereunder to be rescinded following completion thereof, and there shall be no lawsuits, litigation or other proceedings initiated by a Governmental Authority pending that would reasonably be expected to result in the foregoing, prohibit the Closing or result in a Material Adverse Effect.

(c)          The Company shall have received all consents, authorizations, orders and approvals from the Governmental Authorities set forth on Section 6.01(c)(i) of the Disclosure Schedule and Buyer shall have received all consents, authorizations, orders and approvals from the Governmental Authorities set forth on Section 6.01(c)(ii) of the Disclosure Schedule, in each case, in form and substance reasonably satisfactory to Buyer and the Company, and no such consent, authorization, order and approval shall have been revoked.

Section 6.02         Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement and the Sub-Agreements shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)         The representations and warranties of the Company contained in Article III shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date, except (i) those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date, (ii) representations and warranties that have qualifications as to materiality or Material Adverse Effect shall be true and correct in all respects and (iii) the Company Group Fundamental Representations shall be true and correct in all respects.

(b)         The Company shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)          Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of the Company, that each of the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

(d)         All closing conditions contained in each of the Sub-Agreements to which Buyer’s obligations to consummate the transactions contemplated thereunder are subject shall have been satisfied.

(e)          Buyer shall have received a certificate issued by the Secretary of State of the State of Delaware, dated as of a date within five Business Days prior to the Closing Date (with a bringdown of good standing within one Business Day of the Closing Date), as to the good standing of the Company in such state.

(f)          The Company and any relevant Subsidiary of the Company shall have executed and delivered the Trademark License Agreement to Buyer and the Company shall have executed and delivered the Transition Services Agreement to Buyer.

(g)          The Company shall have received one or more payoff letters in form reasonably satisfactory to Buyer and the Company (i) indicating that, upon payment of a specified amount, such Closing Indebtedness referenced therein shall be fully paid and discharged and (ii) authorizing filing of UCC-3 termination statements with respect to any blanket financing statements filed against the Transferred Assets to secure any Closing Indebtedness.

(h)         Since the date hereof, there shall not have occurred any Material Adverse Effect.

(i)           Buyer shall have received (i) the financial statements set forth in Section 5.13(c) (without regard to the approximate date of delivery set forth therein and the actual date such financial statements are received by Buyer); and, (ii) if the Closing has not occurred on or prior to February 1, 2014, Buyer shall have received the financial statements set forth in Section 5.13(d).

(j)          The Company shall have received consents of third parties set forth on Section 6.02(j) of the Disclosure Schedule.

Section 6.03         Conditions to Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Company’s waiver, at or prior to the Closing, of each of the following conditions:

(a)         The representations and warranties of Buyer contained in Article IV shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date, except (i) those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date, (ii) representations and warranties that have qualifications as to materiality or material adverse effect shall be true and correct in all respects and (iii) the Buyer Fundamental Representations shall be true and correct in all respects.

(b)         Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date; provided that Buyer shall have complied in all respects with its obligations under clauses (i) through (iv) of Section 2.04(b).

(c)          The Company shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

(d)         All closing conditions contained in each of the Sub-Agreements to which the applicable TP Subsidiary’s obligations to consummate the transactions contemplated thereunder are subject shall have been satisfied.

(e)          Buyer shall have executed and delivered the Trademark License Agreement and the Transition Services Agreement to the Company.

Section 6.04         Frustration of Closing Conditions.  Neither Buyer nor the Company may, for the purposes of terminating this Agreement pursuant to Article VIII hereof, rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of its covenants to use commercially reasonable best efforts to cause the Closing to occur required by Section 5.04 and Section 5.06.

ARTICLE VII
INDEMNIFICATION

Section 7.01         Survival.  Subject to the limitations and other provisions of this Agreement, except as provided in this Section 7.01, the representations and warranties contained herein and in each of the Sub-Agreements shall survive the Closing and shall remain in full force and effect until the date that is 18 months from the Closing Date.  The Specified Representations shall remain in full force and effect until the date that is three years from the Closing Date.  The Company Group Fundamental Representations, Buyer Fundamental Representations and Tax Representations shall remain in full force and effect until 60 days after the expiration of the applicable statute of limitations.  The covenants and other agreements contained in this Agreement or any of the Sub-Agreements shall survive the Closing Date until performed in accordance with their terms.  No claim for indemnification may be asserted against either party for breach of any representation, warranty, covenant or agreement contained herein or in any of the Sub-Agreements, unless written notice of such claim, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim, is received by such party on or prior to the date on which the representation, warranty, covenant or agreement on which such claim is based ceases to survive as set forth in this Section 7.01.  Notwithstanding the foregoing, any claims asserted in accordance with Section 7.05 prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved hereunder.

Section 7.02         Indemnification By the Company.  Subject to the other terms and conditions of this Article VII, the Company shall, and shall cause the Company Group Parties to, indemnify Buyer and its successors, permitted assigns, officers, directors and Subsidiaries (collectively, the “Buyer Indemnitees”) against, and shall hold Buyer Indemnitees harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer Indemnitees based upon or arising out of:

(a)         any inaccuracy in or breach of any of the representations or warranties of (i) the Company contained in this Agreement or (ii) any other member of the Company Group contained in each of the Sub-Agreements, other than the Company Group Fundamental Representations and the Tax Representations;

(b)         any inaccuracy in or breach of the Tax Representations or any of the representations or warranties contained in (i) Section 3.01 (Organization and Authority of the Company), Section 3.02 (No Conflicts; Consents); Section 3.05 (Title to Assets; Sufficiency of Assets) (first sentence only); and Section 3.07 (Brokers) of this Agreement; (ii) Section 3.01 (Organization, Authority and Qualification of CTP), Section 3.02 (No Conflicts; Consents) and Section 3.20 (Equity Interests) of the CTP APA; (iii) Section 3.01 (Organization, Authority and Qualification of Seller), Section 3.02 (No Conflicts; Consents), and Section 3.20 (Equity Interests) of the Carlisle Canada APA; (iv) Section 3.01 (Organization and Authority of BV Seller), Section 3.02 (Organization, Authority and Qualification of Carlisle BV), Section 3.03 (Capitalization of Carlisle BV), Section 3.04 (No Conflicts; Consents) of the BV SPA; (v) Section 3.01 (Organization and Authority of Meizhou Seller), Section 3.02 (Organization, Authority and Qualification of Carlisle Meizhou), Section 3.03 (Registered Capital of Carlisle Meizhou), Section 3.04(a) (No Conflicts; Consents) of the Meizhou EPA; and (vi) Section 3.01 (Organization, Authority and Qualification of Meizhou Seller) and Section 3.02 (No Conflicts; Consents) of the Hong Kong APA (the “Company Group Fundamental Representations”);

(c)          any breach or non-fulfillment of any covenant, agreement or obligation to be performed by (i) the Company pursuant to this Agreement or (ii) any other member of the Company Group Parties pursuant to each of the Sub-Agreements;

(d)         any Closing Indebtedness of the TP Subsidiaries or Company Transaction Expenses not (i) paid by a member of the Company Group prior to the Closing Date or (ii)

deducted pursuant to clause (iii) or (iv) of the definition of Estimated Aggregate Purchase Price or deducted pursuant to Section 2.05(e); and

(e)          Excluded Liabilities with respect to and as defined under each of the CTP APA, the Carlisle Canada APA and the Hong Kong APA.

The representations and warranties of the Company contained in this Agreement and of the other members of the Company Group Parties, respectively, in each of the Sub-Agreements are qualified by, and the Company shall have no liability under such qualified representation or warranty in respect of, the facts and circumstances to the extent disclosed in the Disclosure Schedule in accordance with Section 9.03, so long as the applicability of such disclosed matter to such representation or warranty is reasonably apparent on its face.  The Company shall not be liable under this Article VII for any Losses to the extent such Losses are reflected in the calculation of the Net Working Capital or any adjustment to the Aggregate Purchase Price pursuant to Section 2.05 hereof.

Section 7.03         Indemnification By Buyer.  Subject to the other terms and conditions of this Article VII, Buyer shall indemnify each member of the Company Group Parties and their respective successors and permitted assigns, officers, directors (collectively the “Company Indemnitees”) against, and shall hold each member of the Company Group Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, any member of the Company Group or their respective successors and permitted assigns based upon or arising out of:

(a)         any inaccuracy in or breach of any of the representations or warranties of Buyer, whether made pursuant to a Transaction Agreement or in the certificate delivered by the Company pursuant to Section 6.02(c), contained in this Agreement or any of the Sub-Agreements, other than the Buyer Fundamental Representations;

(b)         any inaccuracy in or breach of any of the representations or warranties of Buyer, whether made pursuant to a Transaction Agreement or in the certificate delivered by the Company pursuant to Section 6.02(c), contained in (i) Section 4.01 (Organization and Authority of Buyer) and Section 4.04 (Brokers) of this Agreement; (ii) Section 4.01 (Organization and Authority of Buyer) of the CTP APA; (iii) Section 4.01 (Organization and Authority of Buyer) of the Carlisle Canada APA; (iv) Section 4.01 (Organization and Authority of Buyer) of the BV SPA; (v) Section 4.01 (Organization and Authority of Buyer) of the Meizhou EPA; and (vi) Section 4.01 (Organization and Authority of Buyer) of the Hong Kong APA (the “Buyer Fundamental Representations”);

(c)          any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any Sub-Agreement; or

(d)         Assumed Liabilities with respect to and as defined under each of the CTP APA, the Carlisle Canada APA and the Hong Kong APA and any Liabilities assumed in connection with the purchase of the shares of capital stock of Carlisle BV and Carlisle Meizhou; provided that Buyer’s rights under Section 7.02 shall not be limited as a result of this Section 7.03(d).

Section 7.04         Certain Limitations.  The party making a claim under this Article VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VII is referred to as the “Indemnifying Party”.  The indemnification provided for in Section 7.02 and Section 7.03 shall be subject to the following limitations:

(a)         The Indemnifying Party shall be liable to the Indemnified Party for indemnification under Section 7.02(a) or Section 7.03(a), as the case may be, only to the extent the aggregate amount of all Losses in respect of indemnification under Section 7.02(a) or Section 7.03(a) exceeds $2,800,000 (the “Basket”), in which event, the Indemnifying Party shall only be required to pay or be liable for Losses that, in the aggregate, are in excess of the Basket.

(b)         An Indemnifying Party’s obligations pursuant to Section 7.02(a) or Section 7.03(a), as the case may be, with respect to any Losses shall not exceed, in the aggregate, $46,875,000.  An Indemnifying Party’s obligations pursuant to Section 7.02 or Section 7.03, as the case may be, with respect to any Losses shall not exceed, in the aggregate, the Aggregate Purchase Price.  The limitations described in this Section 7.04(b) shall not apply in the case of fraud or intentional misrepresentation.

(c)          Payments by an Indemnifying Party pursuant to Section 7.02 or Section 7.03 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity or contribution payment received by the Indemnified Party (or an Affiliate of such Indemnified Party) that is directly related to any such claim (net of any deductible, costs of the Indemnified Party to collect such payments proceeds and any increase in insurance premiums arising directly from such claim).  The Indemnified Party shall use commercially reasonable best efforts to recover under insurance policies for any Losses for which it is seeking indemnification under this Agreement.

(d)         In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, consequential (except to the extent such damages are reasonably foreseeable from the event causing the indemnifiable damages hereunder) or special damages, except to the extent paid to a third party in connection with a Third-Party Claim.

(e)          For the purposes of this Article VII, in determining the amount of Losses arising from or relating to any breach of or inaccuracy in any representation or warranty in this Agreement or any Sub-Agreement (but not for purposes of determining whether such a breach or inaccuracy occurred), all materiality and Material Adverse Effect qualifiers will be ignored and each such representation and warranty will be read and interpreted without regard to such qualifier.

(f)          In addition to the other limitations contained in this Section 7.04, Buyer shall act in a commercially reasonable manner with respect to any environmental matter for which the Company or any Company Group Party is obligated to indemnify Buyer Indemnitees and shall respond to such matters as though they were not subject to indemnification under Section 7.02.

Section 7.05         Indemnification Procedures.

(a)         Third-Party Claims.  If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any

Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or any Sub-Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof.  The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure.  Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of the complaint (or the equivalent document) and other material documents submitted by such Person and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.  The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party as soon as practicable but in no event later than 20 days from the Indemnifying Party’s receipt of notice of such claim, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided that an Indemnifying Party may not assume defense of a claim if the Third Party Claim does not involve monetary damages.  In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.05(b), it shall have the right to take such action as it reasonably deems necessary to dispute, defend or appeal such Third-Party Claim in the name and on behalf of the Indemnified Party.  The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it, subject to the Indemnifying Party’s right to control the defense thereof; provided that if (x) representation of the Indemnifying Party and the Indemnified Party by the same counsel would, upon the advice of counsel to the Indemnified Party, constitute a conflict of interest or (y) the Indemnifying Party fails to defend such claim, the Indemnifying Party shall be liable for the reasonable fees and expenses of one law firm for each applicable jurisdiction and other necessary third party expenses associated with defending such Third Party Claim.  If the Indemnifying Party elects not to defend such Third-Party Claim or fails to notify promptly the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may defend such Third-Party Claim and, subject to compliance with Section 7.05(b), seek indemnification for any and all Losses based upon or arising from such Third-Party Claim.  The Company and Buyer shall cooperate with each other in all commercially reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 5.03) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim; provided that such cooperation shall not interfere in any material extent with the operations of the Indemnified Party.

(b)         Settlement of Third-Party Claims.  Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not agree to settle any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 7.05(b).  If an offer is made to settle a Third-Party Claim without leading to additional liability or the creation of a financial or other obligation on the part of the Indemnified Party (including any statement or admission of liability or culpability or any injunctive or non-monetary relief affecting the Indemnified Party) and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party.  If the Indemnified Party fails to consent to such a firm, written settlement offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer.  If the Indemnified Party fails to consent to such offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such offer to settle such Third-Party Claim.  If the Indemnified Party has assumed the defense pursuant to Section 7.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)          Direct Claims.  Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof.  The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure.  Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.  The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim.  During such 30-day period, the Indemnifying Party and its Representatives may, and the Indemnified Party shall permit them to, investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim.  The Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its Representatives may reasonably request; provided, no Indemnified Party shall be required to disclose any information to the Indemnifying Party if such disclosure would, in the Indemnified Party’s sole discretion:  (i) cause significant competitive harm to the Indemnified Party or any of its Affiliates and their respective businesses; (ii) jeopardize any attorney-client or other privilege; or (iii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(d)         Settlement of Direct Claims.  If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party does not dispute the Direct Claim described in such notice, or fails to notify the Indemnified Party within the 30-day period after delivery of such notice by the Indemnified Party whether the Indemnifying Party disputes the Direct Claim described in such notice, the Loss in the amount specified in the Indemnified Party’s notice shall be conclusively deemed a liability of the Indemnifying Party.  If the Indemnifying Party has timely disputed its liability with respect to such Direct Claim, Buyer and the Company shall proceed in good faith to negotiate a resolution of such dispute, and, if not resolved through the negotiations of such individuals within 30 days after the Indemnifying Party’s timely notice of dispute of such Direct Claim, either party may seek judicial recourse.  The Indemnifying Party shall pay (subject to the

Basket, to the extent applicable) the amount of any Loss to the Indemnified Party on demand following the final determination of the Indemnifying Party’s liability for and the amount of such Loss (whether such determination is made pursuant to the procedures set forth in this Section 7.05(d), by mutual agreement between the Indemnifying Party and the Indemnified Party, or by final non—appealable adjudication).

Section 7.06         Tax Treatment of Indemnification Payments.  All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Aggregate Purchase Price for Tax purposes, unless otherwise required by Law.

Section 7.07         Sole and Exclusive Remedy.  Subject to Section 8.03 and Section 9.11, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or in any Sub-Agreement or otherwise relating to the subject matter of this Agreement or any Sub-Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII.  In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action (other than rights, claims or causes of action arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or in any Sub-Agreement or otherwise relating to the subject matter of this Agreement or any Sub-Agreement it may have against the other parties hereto or thereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VII.  Nothing in this Section 7.07 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 9.11 or to seek any remedy on account of allegations of fraud by any Person in connection with the transactions contemplated by this Agreement.

ARTICLE VIII
TERMINATION

Section 8.01         Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)         by the mutual written consent of Buyer and the Company;

(b)         by either Buyer or the Company, if (i) any court or other Governmental Authority shall have issued, enacted, entered, promulgated or enforced any Law or Governmental Order (that has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the Closing hereunder or consummation of a closing under any Sub-Agreement and such Law or Governmental Order shall have become final and nonappealable; or (ii) the transactions contemplated hereby and under the Sub-Agreements have not been consummated by the later of March 31, 2014 and twenty-one (21) days after all approvals set forth on Section 6.01(c)(i) and Section 6.01(c)(ii) of the Disclosure Schedule have been obtained, so long as such approvals are received on or prior to March 31, 2014 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section

8.01(b) shall not be available to any party whose breach of its obligations under this Agreement or any Sub-Agreement has been the cause of, or resulted in, the inability of such condition to be satisfied;

(c)          by either Buyer or the Company, if any condition set forth in Article VI to such party’s obligations to consummate the transactions contemplated hereby is incapable of being satisfied on or prior to the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to any party whose breach of its obligations under this Agreement has been the cause of, or resulted in, the inability of such condition to be satisfied;

(d)         by Buyer, by giving written notice of such termination to the Company if there has been a breach of any representation, warranty or covenant made by the Company in this Agreement (i) such that the conditions set forth in Section 6.02(a) or Section 6.02(b) would not be satisfied if it remained uncured and (ii) if such breach is curable, which is not cured within 20 days after the giving of written notice thereof; provided, however, that Buyer is not in material breach of its representations, warranties or covenants under this Agreement;

(e)          by the Company, by giving written notice of such termination to Buyer if there has been a breach of any representation, warranty or covenant made by Buyer in this Agreement (i) such that the conditions set forth in Section 6.03(a) or Section 6.03(b) would not be satisfied if it remained uncured and (ii) if such breach is curable, which is not cured within 20 days after the giving of written notice thereof; provided, however, that neither the Company or any Company Group Party is in material breach of their respective representations, warranties or covenants under this Agreement or the Sub-Agreements;

(f)          by Buyer, if Buyer terminates any Sub-Agreement in accordance with the terms therein; or

(g)          by the Company if each of the following conditions are satisfied (i) all the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions to be taken at the Closing), (ii) the Company has given a written notice to Buyer stating that the Company is prepared and able to consummate the Closing (including by satisfying those conditions that by their terms are to be satisfied by actions to be taken at the Closing), which notice, by its terms, shall be irrevocable until the Outside Date, and (iii) the Buyer fails to effect the Closing by the Outside Date, provided that all of the conditions set forth in Section 6.01 and Section 6.02 continue to be satisfied or waived on the Outside Date (and all conditions that require the delivery of a document or certificate or the taking of an action at the Closing shall be capable of being satisfied).

Section 8.02         Effect of Termination.  Any termination of this Agreement pursuant to Section 8.01(b) or Section 8.01(c) shall be effected by written notice thereof by the party electing to terminate this Agreement to the other party specifying the provision hereof pursuant to which such termination is made.  In the event of the termination of this Agreement in accordance with this Article VIII, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a)         as set forth in this Article VIII and Section 5.03, Section 5.08 and Article IX hereof; and

(b)         that nothing herein shall relieve any party hereto from liability for fraud or willful and material breach of any provision hereof.

Section 8.03         Termination Fee.

(a)         In the event that this Agreement is terminated pursuant to Section 8.01(g), then Buyer shall pay within five Business Days following such termination, by wire transfer of same day funds to an account designated by the Company, an amount equal to $25,000,000 (the “Termination Fee”).

(b)         Each party confirms that each event or circumstance giving rise to the obligation to pay the Termination Fee would cause significant damage to the Company, members of the Company Group and their respective Affiliates that would be inherently difficult to quantify and prove, and that the Termination Fee provided for hereunder is intended to provide fair compensation in response to that damage, is not intended to be punitive, and is reasonable in amount in relation to the circumstances under which it would become payable.  In furtherance of the foregoing, and notwithstanding anything in this Agreement to the contrary, the Company’s right to receive the Termination Fee pursuant to Section 8.03(a), shall be the sole and exclusive remedy of the Company, the members of the Company Group and their respective Affiliates against Buyer, American Industrial Partners Capital Fund V, L.P., an Affiliate of Buyer (“Sponsor”), the Persons providing Financing and the parties to the Debt Commitment Letters, and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, shareholders, Affiliates and assignees, and each former, current or future director, officer, employee, agent, shareholder, general or limited partner, manager, member, shareholder, Affiliate or assignee of any of the foregoing (collectively, the “Specified Parties”), for any Losses suffered as a result of the failure of the transactions contemplated by the Transaction Agreements to be consummated or for a breach or failure to perform hereunder or for any alleged breach of the Commitment Letters, and no Specified Party shall have any other liability or obligation relating to or arising out of the Transaction Agreements or the transactions contemplated hereby and thereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Law or otherwise and whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of a party hereto or another Person or otherwise.

(c)          The parties acknowledge that a Limited Guarantee is being delivered simultaneously herewith by Sponsor in favor of the Company to guarantee Buyer’s payment obligations with respect to the Termination Fee.

ARTICLE IX
MISCELLANEOUS

Section 9.01         Expenses.  Except as otherwise expressly provided herein (including Section 2.05(d)(iv), Section 5.04(b), Section 5.07, Section 5.13 and Article VII hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 9.02         Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given and received:  (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission), if sent during normal business hours of the recipient, and on the next Business Day, if sent after normal business hours of the recipient; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

If to the Company:	Carlisle Companies Incorporated
`	11605 North Community House Road, Suite 600
Charlotte, NC 28277
	Attention:	General Counsel
	Facsimile:	(704) 501-1190
	E-mail:	sford@carlisle.com

with a copy to (which shall not constitute notice hereunder):

Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 55402
	Attention:	Robert A. Rosenbaum
Jonathan A. Van Horn
	Facsimile:	(612) 340-2868
	E-mail:	rosenbaum.robert@dorsey.com
van.horn.jonathan@dorsey.com

If to Buyer:	American Industrial Partners Capital Fund V, L.P.
330 Madison Ave, 28th Floor
New York, New York 10017
	Attention:	Dino Cusumano
	Facsimile:	(212) 627-2327
	E-mail:	dino@americanindustrial.com

with a copy to (which shall not constitute notice hereunder):

Baker Botts L.L.P.
The Warner
1299 Pennsylvania Ave NW
Washington, D.C. 20004
Attention:	Terrance Bessey
David G. Pommerening
Facsimile:	(202) 639-7890
E-mail:	terrance.bessey@bakerbotts.com
david.pommerening@bakerbotts.com

Section 9.03         Interpretation.  For purposes of this Agreement:  (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.  Unless the context otherwise requires, references herein:  (x) to Articles, Sections, Disclosure Schedule and Exhibits mean the Articles and Sections of, and Disclosure Schedule and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as in effect as of the date hereof, and any regulations promulgated thereunder.  References herein to “$” shall mean U.S. Dollars.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.  The Disclosure Schedule and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.  Any reference to documents or materials having been “provided to” or “made available to” (or words of similar import) Buyer by the Company shall be satisfied by the inclusion of such materials in the Data Room made accessible to Buyer in connection with the negotiation of this Agreement at least two Business Days prior to the date hereof.  The inclusion of any matter disclosed in any section of the Disclosure Schedule to this Agreement shall be deemed to be disclosed with respect to each other representation and warranty to which it relates without the necessity of repetitive disclosure or cross-reference, so long as the applicability of such disclosed matter to another section of the Disclosure Schedule is reasonably apparent on its face.  Inclusion of a matter in the Disclosure Schedule shall expressly not be deemed to constitute an admission by the Company, or otherwise imply, that any such matter is material or creates a measure for materiality for purposes of this Agreement or of any obligation or liability to any third party.

Section 9.04         Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.05         Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.  Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.06         Entire Agreement.  This Agreement and the Exhibits and the Disclosure Schedule hereto, together with the Transaction Agreements and the Exhibits and the disclosure schedule hereto and thereto, constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.  In the event of any inconsistency between the provisions of this Agreement, the Exhibits, the Disclosure Schedule (other than an exception expressly set forth as such in the Disclosure Schedule) or the Transaction Agreements, the provisions of this Agreement will control.

Section 9.07         Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided that Buyer may assign any of its rights under this Agreement to any of its Affiliates or to its lenders as collateral security or any acquirer of the Transportation Products Business without the consent of any other parties hereto.  No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.08         No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and the members of the Company Group and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  Notwithstanding the foregoing, (i) the Specified Parties (except as provided in the Limited Guarantee provided pursuant to Section 8.03(c)) are hereby made third party beneficiaries of Section 8.03(b) and this Section 9.08, (ii) the parties to the Debt Commitment Letter, providers of Financing or their Affiliates (including the Arranger (as defined in the Debt Commitment Letter)) are hereby made third party beneficiaries of Section 9.10 and (iii) Section 8.03(b), this Section 9.08 and Section 9.10 (and the related definitions and other provisions of this Agreement to the extent a modification or waiver or termination would serve to modify the substance or provisions of such Sections) may not be modified, waived or terminated in a manner that impacts or is adverse in any material respect to any Persons made third party beneficiaries of such sections pursuant to this Section 9.08.

Section 9.09         Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.  No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving.  No waiver by either party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.10         Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)         Except as explicitly set forth in a Sub-Agreement, this Agreement, the Transaction Agreements, the transactions contemplated hereby and thereby and the legal relations between the parties hereto and thereto shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.  Notwithstanding anything to the contrary herein, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against any party to the Debt Commitment Letter, providers of Financing or their Affiliates (including the Arranger (as defined in the Debt Commitment Letter)) in any way relating to this Agreement or any of the transactions contemplated by this Agreement or the Debt Financing, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b)         ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE TRANSACTION AGREEMENTS, THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY OR THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO AND THERETO MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA IN THE STATE OF DELAWARE OR THE COURTS OF THE STATE OF DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.  SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT.  THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE TRANSACTION AGREEMENTS, THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY OR THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO AND THERETO IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS

REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(c).

Section 9.11         Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity; provided, however, that neither the Company, any member of the Company Group or any of their respective Affiliates shall be entitled to seek specific performance of the obligation of Buyer or Sponsor to consummate the transactions contemplated under the Transaction Agreements or any obligation under any of the Commitment Letters (other than the obligation to pay the Termination Fee if required to be paid) and the only remedy of Company, the Company Group and their respective Affiliates for any such failure shall be the right to bring an action for payment of the Termination Fee.

Section 9.12         Counterparts; Delivery by Fax or E-Mail Attachment.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Agreement, and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or as an attachment to an electronic mail message in “pdf” or similar format, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties.  No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail attachment in “pdf” or similar format to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or as an attachment to an electronic mail message as a defense to the formation of a contract and each such party forever waives any such defense.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CARLISLE COMPANIES INCORPORATED

By
Name:
Title:

CTP TRANSPORTATION PRODUCTS, LLC

By
Name:
Title:

B-1